UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Second quarter 2013 earnings report of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Second quarter 2013 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.
3.
Complementary information of Grupo Financiero Santander México, S.A.B. de C.V. for the second quarter of 2013, in compliance with the obligation to report transactions with derivative financial instruments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: July 31, 2013

Item 1

2Q.13 | Earnings Report

Santander
Santander

SANMEX
BSMX LISTED NYSE

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 2Q13 Consolidated Results

III.	Analysis of 2Q13 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Credit Ratings

VI.	2Q13 Earnings Call Dial-In Information

VII.	Financial Statements

VIII.	Notes to the Financial Statements

Grupo Financiero Santander México Reports Second Quarter 2013 Net Income of Ps.4,143 Million

-	Strong loan growth with YoY increases of 42.6% in SMEs, 15.9% in credit cards, 8.0% in consumer loans, and 13.3% in mortgages

-	Continued prudent risk management demonstrated by an NPL ratio of 2.4% and cost of risk of 3.4%

-	Ongoing emphasis on operational efficiency reflected in a 39.2% ratio

México City – July 30, 2013, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in the Mexican financial system, today announced financial results for the three- and six-month periods ending June 30, 2013.

Comparable net income in 2Q13 increased 19.5% YoY to Ps.4,651 million. Comparable results eliminate the extraordinary impact on 2Q13 results of a Ps.330 million provision in connection with Santander México’s exposure to homebuilders, a Ps.178 million price adjustment related to the sale of the insurance business to Zurich, and Ps.142 million of expenses related to the branch expansion plan. Additionally, comparable 2Q12 results exclude a non-recurring gain of Ps.1,731 million on the sale and leaseback of 220 branches and reflect expenses that were adjusted upward by Ps.260 million to be consistent with the accounting methodology adopted in 2013 to normalize expenses throughout the year.  Reported net income for the quarter was Ps.4,143 million, representing a YoY decrease of 21.6% and a sequential decline of 12.2%.

Marcos Martínez, Executive Chairman and CEO, commented, "This quarter we reported a solid operating performance in an environment of decelerating GDP growth and financial market uncertainty. Although we grew at a slower rate, in line with the broader trend in the Mexican financial system, we continued to expand our loan portfolio while prioritizing asset quality and our efficiency-oriented culture, helping to make Santander Mexico one of the most profitable franchises in the country. In the second quarter, our gross operating income grew by 18% year over year, leveraged by an efficiency level of 39.2%.

Keeping to our strategy of focusing on our key segments, this quarter we achieved YoY growth of 42.6% in SMEs, where we continue to lead the market. Furthermore, our credit card and mortgage segments registered above-industry growth of 15.9% and 13.3%, respectively. At the same time, the 8% increase in consumer loans growth, reflects our decision to take a more prudent approach to risk management given the current market environment.

Our agreement in June 2013 to acquire ING Hipotecaria demonstrates our commitment to further strengthen our core businesses and will strengthen our position as the second largest player in the Mexican mortgage market, while favorably contributing to results.”

Mr. Martínez concluded: “Looking ahead, we expect an economic recovery beginning in the second half of the year in tandem with a pick-up in public and private investment. In addition, we anticipate the infrastructure program to further drive economic growth, particularly starting 2014, while the possibility of achieving the energy and fiscal reforms will also contribute positively in the medium and long term.”

SUMMARY OF SECOND QUARTER 2013 CONSOLIDATED RESULTS

Net Income

Santander México reported net income of Ps.4,143 million in 2Q13, a decrease of 21.6% YoY and 12.2% QoQ. Comparable results in 2Q12 exclude an extraordinary gain of Ps.1,731 on the sale and leaseback of 220 branches and reflect expenses that were adjusted upward by Ps.260 million to be consistent with the accounting methodology adopted in 2013 to normalize expenses throughout the year. Additionally, during 2Q13 results were impacted by: i) a Ps.330 million  provision in connection with exposure to homebuilders; ii) Ps.142 million of expenses related to the branch expansion; and iii) a Ps.178 million price adjustment related to the sale of the insurance business to Zurich.  Adjusted for the aforementioned items, comparable net income would have increased 19.5%% YoY to Ps.4,651 million in 2Q13.

Capitalization and ROAE

Santander México’s preliminary capital ratio was 15.2% in 2Q13, versus 14.6% in 2Q12 and 15.6% in 1Q13.

2Q13 ROAE* excluding declared dividends was 18.5%, versus 22.4% in 2Q12 and 19.4% in 1Q13. Excluding the aforementioned non-comparable items in 2Q12 and 2Q13, and the ones reported in 1Q13, normalized ROAE would have been 17.7% and 19.2%, respectively.

Net Interest Income

Net interest income in 2Q13 increased YoY by 6.0%, or Ps.505 million, to Ps.8,899 million. On a sequential basis, net interest income increased 3.0%, or Ps.263 million, from Ps.8,636 million reported in 1Q13.

Net interest margin calculated with daily average interest-earning assets for 2Q13 was 5.05%, which was 16 bps below 1Q13 and 18 bps higher than 2Q12.

Interest income increased 2.7%, or Ps.373 million, to Ps.14,202 million in 2Q13, mainly driven by higher interest income derived from our loan portfolio, which increased YoY by Ps.863 million.

Interest expense decreased 2.4%, or Ps.132 million, to Ps.5,303 million in 2Q13, primarily due to a Ps.383 million decrease in interest expense on our sale and repurchase agreements, which was partially offset by a Ps.119 million increase in interest paid on our demand deposits, as well as a Ps.78 million increase in interest paid on term deposits.

Loan Portfolio Growth

Santander México’s total loan portfolio in 2Q13 increased YoY by 7.8%, or Ps.26,455 million, to Ps.365,360 million, and 3.7%, or Ps.13,093 million, on a sequential basis.

In 2Q13, Santander México’s loan portfolio expanded YoY across all core products, both the commercial and individual loan segments. Individual loans were mainly driven by mortgages and credit cards, while the consumer portfolio continues to grow but in a more conservative way, aligned with our prudent risk management policies.  Commercial loans continued to benefit from a significant YoY increase in the SME portfolio.

Asset Quality

The NPL ratio in 2Q13 was 2.4%, a 97 bps increase from the level reported in 2Q12 and 60 bps above the 1.8% achieved in 1Q13. The NPL ratio reported in 2Q13 reflects our exposure to the homebuilders.  Excluding the impact of the homebuilders, the NPL ratio would have been 2.0%, a level that reflects loan portfolio growth combined with Santander Mexico’s stringent credit scoring model and ongoing monitoring of the quality of its loan portfolio.

NPLs in 2Q13 increased 79.4% to Ps.8,885 million, from Ps.4,953 million reported in 2Q12. On a sequential basis, NPLs increased 37.9%, from Ps.6,442 reported in 1Q13. As mentioned before, this higher level of NPLs reflects Santander México’s exposure to the homebuilder sector.

The coverage ratio for the quarter decreased to 180.0%, from 224.1% in 2Q12 and 185.6% in 1Q13.

Loans to Deposit Ratio

During 2Q13, deposits accounted for 50% of Santander Mexico’s total funding sources, and expanded 14.5% YoY and 1.0% sequentially. This deposit base provides a stable, low-cost source of funding to support Santander Mexico’s continued growth.

The net loan to deposit ratio was 92.3% in 2Q13, decreasing from 99.1% in 2Q12 and increasing from 90.8% in 1Q13.

Contribution to Net Income by Subsidiary

Reported net income in 2Q13 was Ps.4,143 million, representing a YoY decline of 21.6% and a sequential decrease of 12.2%.

Adjusted by the aforementioned non-comparable items, normalized net income would have increased 19.5%% YoY to Ps.4,651 million.

Casa de Bolsa Santander, the brokerage business, reported net income of Ps.41 million, compared with net income of Ps.12 million in 2Q12 and Ps.101 million in 1Q13.

Net income for the Holding and other subsidiaries reported a deficit of Ps.137 million in 2Q13, compared with income of Ps.31 million and Ps.42 million in 2Q12 and 1Q13, respectively. This quarter’s results reflects a price adjustment of Ps.178 million related to the sale of the insurance business to Zurich.

Grupo Financiero Santander
Earnings Contribution by Subsidiary
Millions of Mexican Pesos
						% Variation
	2Q13	1Q13	2Q12	2013	2012	YoY %
Banking business1/	4,239	4,574	5,242	8,813	10,112	(12.8)
Brokerage	41	101	12	142	100	42.0
Holding and other subsidiaries2/	(137)	42	31	(95)	86	(210.5)

Net income attributable to Grupo Financiero Santander	4,143	4,717	5,285	8,860	10,298	(14.0)

1/ Includes Sofomers 2/ Asset management subsidiary and Holding.

ANALYSIS OF SECOND QUARTER 2013 CONSOLIDATED RESULTS

Net Income

Grupo Financiero Santander México
Income Statement
Millions of Mexican Pesos				% Change				% Change
	2Q13	1Q13	2Q12	QoQ	YoY	2013	2012	13/12

Net interest income	8,899	8,636	8,394	3.0	6.0	17,535	16,499	6.3
Provision for loan losses	(3,348)	(2,804)	(1,994)	(19.4)	(67.9)	(6,152)	(3,962)	(55.3)
Net interest income after provisions for loan losses	5,551	5,832	6,400	(4.8)	(13.3)	11,383	12,537	(9.2)
Commission and fee income, net	3,052	3,218	2,761	(5.2)	10.5	6,270	5,652	10.9
Gains (losses) on financial assets and liabilities	1,308	1,049	105	24.7	1,145.7	2,357	858	174.7
Other operating income (expenses)	475	395	2,029	20.3	(76.6)	870	2,722	(68.0)
Administrative and promotional expenses	(5,314)	(5,288)	(4,535)	(0.5)	(17.2)	(10,602)	(8,986)	(18.0)
Operating income	5,072	5,206	6,760	(2.6)	(25.0)	10,278	12,783	(19.6)
Equity in results of associated companies	27	15	18	80.0	50.0	42	35	20.0
Operating income before taxes	5,099	5,221	6,778	(2.3)	(24.8)	10,320	12,818	(19.5)
Current and deferred income taxes	(831)	(552)	(1,511)	(50.5)	45.0	(1,383)	(2,557)	45.9
Income from continuing operations	4,268	4,669	5,267	(8.6)	(19.0)	8,937	10,261	(12.9)
Profit from discontinued operations, net	(124)	48	19	(358.3)	(752.6)	(76)	38	(300.0)
Non-controlling interest	(1)	0	(1)	0.0	0.0	(1)	(1)	0.0
Net income	4,143	4,717	5,285	(12.2)	(21.6)	8,860	10,298	(14.0)

During 2Q13, Santander México reported net income of Ps.4,143 million, representing a 21.6% YoY decrease and a 12.2% sequential decline. These comparisons, however, are impacted by certain items.

Items before taxes that negatively impacted net income during 2Q13 are:

•	Ps.330 million of provisions related to the exposure to homebuilders;

•
Ps.178 million after tax, related to a price adjustment made to the sale of the insurance business to Zurich, which was registered in the income statement line of profit from discontinued operations; and

•	Ps.142 million related to the branch expansion

Additionally, during 2Q12 we benefited from the following items:

•	Ps.1,731 million non-recurring gain from the sale and leaseback of the 220 branches; and

•	Ps.260 million resulting from normalizing expenses to make this line comparable with the methodology adopted in 2013

Excluding these items, comparable net income during 2Q13 would have increased 19.5% YoY.

Grupo Financiero Santander México
Net Income Adjustments
Million Pesos				% Change	% Change
	2Q13	1Q13	2Q12	YoY	QoQ
Net income	4,143	4,717	5,285	(21.6)	(12.2)
Sale and leaseback of branches			(1,731)
Zurich price adjustment	178
Provisions related to homebuilders	330
Expenses regularization			(260)
Branch expansion	142	135
Adjusted net income (before taxes)	4,793	4,852	3,294
Taxes on written-off portfolio sale		(250)
Taxes	(142)	(41)	597
Adjusted net income	4,651	4,562	3,891	19.5	2.0

Net interest income for 2Q13 rose to Ps.8,899 million, representing a YoY increase of Ps.505 million, or 6.0%. On a sequential basis, net interest income increased Ps.263 million, or 3.0%.

Interest income increased 2.7%, or Ps.373 million, YoY to Ps.14,202 million in 2Q13 from Ps.13,829 million in 2Q12. This was primarily driven by growth in the Bank’s business volume and a more profitable product mix, which resulted in a Ps.863 million increase in interest income from the loan portfolio. Interest expense decreased 2.4%, or Ps.132 million, reaching Ps.5,303 million in 2Q13 compared with Ps.5,435 million in 2Q12, mainly driven by a Ps.383 million decrease in interest expense on our sale and repurchase agreements.

Provisions for loan losses for the quarter rose to Ps.3,348 million, representing an increase of Ps.1,354 million, or 67.9%, YoY and an increase of Ps.544 million, or 19.4%, on a sequential basis. This increase in provisions for loan losses principally reflects incremental provisioning related to the portfolio with exposure to the homebuilder sector and consumer lending.

The NPL ratio in 2Q13 stood at 2.4%, a 97 bps increase from the level reported in 2Q12 and 60 bps above the 1.8% level in 1Q13.  Excluding the impact of Santander México’s exposure to the homebuilder sector, the  NPL ratio would have been 2.0%.

The coverage ratio for the quarter decreased to 180.0% from 224.1% and 185.6% reported in 2Q12 and 1Q13, respectively.

Net commissions and fee income for 2Q13 amounted to Ps.3,052 million, a 10.5% YoY increase, and a 5.2% sequential decrease. The sequential decrease is mainly due to a 4.8% decline in commissions from credit cards and a 45.7% decrease in financial advisory services.

During 2Q13, Santander México reported a Ps.1,308 million net gain from financial assets and liabilities, compared with a gain of Ps.105 million in 2Q12 and a gain of Ps.1,049 million in 1Q13. Net gain on financial assets and liabilities in 2Q13 is mainly explained by trading gains of Ps.6,990 million principally related to derivatives positions, which were partially offset by valuation losses of Ps.5,682 million, also mainly related to derivatives and debt instruments.

Other income in 2Q13 totaled Ps.475 million, down from Ps.2,029 million in 2Q12, which included the gain on the sale and leaseback of the branches. Sequentially, other income reported in 2Q13 increased Ps.80 million from the

Ps.395 million reported in 1Q13. Other income in 2Q13 reflects a Ps.107 million release of reserves related to legal contingencies.

Administrative and promotional expenses in 2Q13 totaled Ps.5,314 million,  an increase of Ps.779 million, or 17.2%, compared to 2Q12, primarily due to the adoption in 2013 of an internal initiative to normalize the booking of expenses throughout the year. Sequentially, expenses in 2Q13 were Ps.26 million, or 0.5% lower than 1Q13.

Operating income in 2Q13 totaled Ps.5,072 million, representing a YoY decrease of Ps.1,688 million, or 25.0%. The YoY comparison is affected by the non-recurring gain on the sale and leaseback transaction in 2Q12. On a sequential basis, operating income decreased by Ps.134 million, or 2.6%.

Profit from discontinued operations reflects the results from the asset management business, which was disaggregated as a consequence of the recent announcement that stated that our parent company, Banco Santander, S.A., had reached an agreement with Warburg Pincus and General Atlantic to strengthen its asset management division, a transaction that would result in the divestiture of Gestión Santander from Santander Mexico. Additionally, in 2Q13 profit from discontinued operations reflects a price adjustment of Ps.178 million related to the sale of the insurance business to Zurich, which derived from a revision to the methodology used to calculate reserves.  As a result of this revision, the parties reached an adjustment to the purchase price and a release agreement. The adjustment represents 4.1% of the obtained gains and less than 1% of the net income reported by the company in 2012.

Net income in 2Q13 amounted to Ps.4,143 million, a decrease of 21.6%, from 2Q12. On a sequential basis, net income decreased 12.2%. Excluding the net impact of the aforementioned non-comparable items in 2Q12 and 1Q13, normalized net income would have increased 19.5% YoY.

Net Interest Income

Grupo Financiero Santander México
Net Interest Income
Millions of Mexican Pesos				% Change				% Change
	2Q13	1Q13	2Q12	QoQ	YoY	2013	2012	13/12
Funds Available	551	574	618	(4.0)	(10.8)	1,125	1,274	(11.7)
Margin accounts	94	96	106	(2.1)	(11.3)	190	213	(10.8)
Interest from investment in securities	2,599	2,029	3,432	28.1	(24.3)	4,628	6,561	(29.5)
Loan portfolio – excluding credit cards	7,521	7,529	7,083	(0.1)	6.2	15,050	13,862	8.6
Credit card loan portfolio	2,343	2,317	1,975	1.1	18.6	4,660	3,802	22.6
Loan origination fees	217	190	160	14.2	35.6	407	331	23.0
Sale and repurchase agreements	877	872	455	0.6	92.7	1,749	1,213	44.2
Interest Income	14,202	13,607	13,829	4.4	2.7	27,809	27,256	2.0

Average Earning Asset*						694,266	676,938

Customer deposits – Demand deposits	(685)	(602)	(566)	(13.8)	(21.0)	(1,287)	(1,062)	(21.2)
Customer deposits – Time deposits	(1,439)	(1,451)	(1,361)	0.8	(5.7)	(2,890)	(2,726)	(6.0)
Credit instruments issued	(341)	(465)	(296)	26.7	(15.2)	(806)	(592)	(36.1)
Interbank loans	(165)	(177)	(156)	6.8	(5.8)	(342)	(293)	(16.7)
Sale and repurchase agreements	(2,673)	(2,276)	(3,056)	(17.4)	12.5	(4,949)	(6,084)	18.7
Interest Expense	(5,303)	(4,971)	(5,435)	(6.7)	2.4	(10,274)	(10,757)	4.5

Net Interest Income	8,899	8,636	8,394	3.0	6.0	17,535	16,499	6.3

*Includes Funds Available, Margin Accounts, Investment in securities, Loan portfolio, Repurchase Agreements

Net interest income in 2Q13 amounted to Ps.8,899 million, representing a QoQ increase of Ps.263 million, or 3.0%, and a YoY increase of Ps.505 million ,or 6.0%.

Net interest margin calculated with daily average interest-earning assets for 2Q13 was 5.05%, which was 16 bps below 1Q13 and 18 bps higher than 2Q12.

The YoY increase in net interest income for the quarter is explained by the combined effect of the Ps.373 million increase in interest income, from Ps.13,829 million in 2Q12 to Ps.14,202 million in 2Q13, and a Ps.132 million decrease in interest expense, from Ps.5,435 million in 2Q12 to Ps.5,303 million in 2Q13. The increase in interest income YoY is mainly explained by an increase in average-earning assets of Ps.45,580 million, along with a decline in the average interest rate by 31 bps, combined with an increase in the average-bearing liabilities of Ps.45,092 million with a 34 bps lower average cost.

The sequential increase in net interest income resulted mainly from the Ps.595 million increase in interest income, from Ps.13,607 million in 1Q13 to Ps.14,202 million in 2Q13, which was partially offset by a Ps.332 million increase in interest expense, from Ps.4,971 million in 1Q13 to Ps.5,303 million in 2Q13. This is explained by an increase of Ps.62,174 million in average-earnings assets and a 37 bps decrease in the average interest rate earned, combined with an increase of Ps.63,379 million in interest-bearing liabilities and a decline of 13 bps in the average interest rate paid.

Interest Income

Interest income rose YoY by 2.7%, or Ps.373 million, from Ps.13,829 million in 2Q12 to Ps.14,202 million in 2Q13, principally due to an increase of Ps.863 million in interest income on our loan portfolio and Ps.422 million in repurchase agreements, which more than offset a Ps.833 decrease in investment in securities.

On a sequential basis, interest income increased 4.4% from Ps.13,607 million in 1Q13, reflecting increases of Ps.570 million in interest from investment in securities and of Ps.45 million from the loan portfolio, while interest income on sale and repurchase agreements remain stable.

The average interest rate on interest-earning assets declined in 2Q13 to 7.83%, representing a 31 bps decrease from 8.13% in 2Q12 and a 37 bps decrease from 8.20% in 1Q13.

2Q13 interest-earning assets increased QoQ by Ps.62,174 million, or 9.4%, mainly driven by a Ps.53,169 million increase in investments in securities, from Ps.160,166 million in 1Q13 to Ps.213,335 million in 2Q13

The breakdown of interest income for 2Q13 is as follows: loan portfolio, which is considered the main source of recurring income, accounts for 71.0%; investment in securities, 18.3%; and other items, 10.7%.

The evolution of the loan portfolio continues to show positive trends, accentuating diversification across segments and growth in all core businesses, despite the economic slowdown in Mexico observed over recent months.

Loan Portfolio

The total loan portfolio rose YoY by 7.8%, or Ps.26,455 million, to Ps.365,360 million in 2Q13. On a sequential basis, the total loan portfolio increased 3.7%, or Ps.13,093 million. During the quarter, Santander México’s growth rate reflected a slow-down as a consequence of the lower economic activity in Mexico in the first half of the year. However, strategic segments, specifically SMEs, credit cards and mortgages grew above market, while consumer grew at a slower pace, reflecting Santander Mexico’s decision to take a conservative approach aligned with prudent risk management.

Grupo Financiero Santander México
Loan Portfolio Breakdown
Millions of Mexican Pesos	2Q13%		1Q13%		2Q12%

Commercial	189,259	51.8%	175,830	49.9%	176,938	52.2%
Government	30,965	8.5%	37,641	10.7%	35,554	10.5%
Consumer	63,464	17.4%	61,906	17.6%	57,043	16.8%
Credit cards	36,904	10.1%	36,022	10.2%	32,053	9.5%
Other consumer	26,560	7.3%	5,884	7.3%	24,991	7.4%
Mortgages	72,787	19.9%	70,448	20.0%	64,417	19.0%
Total Performing Loan	356,474	97.6%	345,825	98.2%	333,952	98.5%

Commercial	3,899	1.1%	1,815	0.5%	1,313	0.4%
Government	0	0.0%	8	0.0%	0	0.0%
Consumer	2,606	0.7%	2,261	0.6%	1,709	0.5%
Credit cards	1,349	0.4%	1,096	0.3%	948	0.3%
Other consumer	1,257	0.3%	1,165	0.3%	761	0.2%
Mortgages	2,380	0.7%	2,358	0.7%	1,931	0.6%
Total Non-Performing Loan	8,885	2.4%	6,442	1.8%	4,953	1.5%

Total Loan Portfolio	365,359	100.0%	352,267	100.0%	338,905	100.0%

The Commercial Portfolio is comprised of loans to business and commercial enterprises, as well as loans to government entities and financial institutions, and represents 61.3% of the total loan portfolio. Excluding loans to government, the commercial portfolio accounted for 52.9% of the total loan portfolio. As of 1Q13, commercial loans increased 8.4% YoY, principally reflecting the 42.6% and 9.6% increases in SMEs and the middle market segment, respectively. On a sequential basis, excluding loans to government, the commercial portfolio increased 8.7%, principally supported by the performance of corporates, middle-market and SMEs during the quarter, which increased 11.6%, 6.6% and 7.5%, respectively.

The Individual Loan Portfolio, comprised of mortgages, credit card and consumer loans, represents 38.7% of the total loan portfolio. Credit cards, consumer and mortgages loans represent 10.5%, 7.6%, and 20.6% of the total loan portfolio, respectively, and increased YoY by 15.9%, 8.0%, and 13.3%, respectively. Our mortgage loan strategy focuses on targeting the middle income and residential segments, which this quarter increased 3.2% sequentially. Consumer loans increased 3.0% sequentially, showing a 3.1% increase in credit cards, while the rest of the consumer portfolio grew 2.8%, reflecting a conservative pace aligned to our prudent risk management policies.

During this quarter, as part of Santander México’s strategy to grow in the mortgage business, it announced an agreement to acquire ING Hipotecaria’s mortgage portfolio.  Pursuant to this transaction, Santander México will acquire all of the operations of ING Hipotecaria, which is the most important SOFOM in the country, providing mortgage-related products and services to more than 28,000 clients. ING Hipotecaria’s portfolio  totaled Ps. 12.3 billion as of March 31, 2013.

The acquisition is expected to generate operating synergies and contribute favorably to Banco Santander México’s overall performance once ING Hipotecaria has been fully integrated.

The acquisition of ING Hipotecaria’s mortgage business will further strengthen Santander Mexico’s mortgage portfolio and make Santander México the second largest provider of mortgages in Mexico. Approximately, three quarters of ING Hipotecaria’s client base consists of middle- to high-income segments, making this transaction complementary to Santander México’s current client base.  Furthermore, it represents an excellent opportunity for cross-selling Santander México’s other banking products, and operating cost synergies have been identified.

Interest Expense

Interest expense decreased 2.5%, or Ps.133 million, to Ps.5,303 million in 2Q13, compared with Ps.5,435 million in 2Q12, mainly driven by a Ps.383 million decrease in interest expense on our sale and repurchase agreements, which more than offset the increase of Ps.119 million in interest paid on demand deposits and Ps.78 million in term deposits.

On a sequential basis, interest expense increased Ps.332 million, mainly reflecting the increase in the average volume of sale and repurchase agreements, as well as demand deposits. Average interest-bearing liabilities increased Ps.63,379 or 10.9%, mainly explained by a Ps.55,521 million increase in repurchase agreements which rose from Ps.213,162 to in 1Q13 to Ps.268,983 million in 2Q13.

The average interest rate on interest-bearing liabilities declined in 2Q13 to 3.30%, representing a 34 bps decrease from 3.64% in 2Q12 and a 13 bps decrease compared with 3.43% in 1Q13.

The Ps.5,303 million in interest expenses paid in 2Q13 is broken down as follows: sale and repurchase agreements 50.4%, term deposits 27.1%, demand deposits 12.9%, credit instruments issued 6.4%, and interbank loans 3.1%.

Total deposits at the end of 2Q13 amounted to Ps.378,690 million, representing a 14.5% increase YoY and a 1.0% expansion QoQ. Santander México continues to implement its strategy of enhancing customer service in accordance with the needs of each segment. This strategy has resulted in an increase in demand deposits from both individuals and corporates. As of 2Q13, demand deposits reached Ps.218,593 million, an increase of 6.8% YoY and a decrease of 3.5% on a sequential basis. Total term deposits reached Ps.160,097 million, an increase of 26.8% YoY and 7.9% QoQ.  This growth is mainly driven by individuals, specifically reflecting investments from the high-income segments which are being addressed by a specialized sales force from the “select” branch network.

Interest expense on demand deposits amounted to Ps.685 million during 2Q13, representing a YoY increase of 21.0% and a sequential increase of 13.8%. The YoY increase in 2Q13 was mainly driven by a higher average balance in demand deposits, combined with a 1 bp increase in the average interest rate paid.

Interest paid on term deposits increased 5.7% YoY to Ps.1,439 million. On a sequential basis, interest paid on term deposits decreased 0.8%. The YoY increase reflects an increase in average volume partially offset by a 4 bps decrease in average interest rate paid.

Asset Quality

Non-performing loans at the end of 2Q13 increased by Ps.3,932 million, or 79.4% YoY, to Ps.8,885 million, and also increased on a sequential basis by 37.9%, or Ps.2,443 million. The breakdown of the non-performing loan portfolio is as follows: commercial loans 43.9%, consumer loans 29.3%, and mortgages 26.8%.

The YoY increase in non-performing loans primarily reflects growth of the loan portfolio, particularly the higher participation of consumer loans, credit cards loans, mortgage loans and SMEs products in the overall mix. On a sequential basis, commercial loans reported the highest increase in non-performing loans, principally reflecting the exposure to the homebuilder sector.

Grupo Financiero Santander México
Asset Quality
Millions of Mexican Pesos
				Change %
	2Q13	1Q13	2Q12	QoQ	YoY
Total Loans	365,360	352,267	338,905	3.72%	7.81%
Performing Loans	356,475	345,825	333,952	3.08%	6.74%
Non-performing Loans	8,885	6,442	4,953	37.92%	79.39%

Allowance for loan losses	(15,989)	(11,954)	(11,101)	33.75%	44.03%

Non-performing loan ratio	2.43%	1.83%	1.46%	60bps	97bps
Coverage ratio	180.0	185.6	224.1	(561)bps	(4,417)bps

The NPL ratio for 2Q13 stood at 2.4%, a 97 bps increase from the level reported in 2Q12 and 60 bps from the 1.8% level in 1Q13.  This increase mainly reflects the exposure to the homebuilder sector. However, this NPL level also continues to reflect Santander México’s strict monitoring and portfolio quality assessment processes, which allows the adjustment of loan origination through approval policies in accordance with the performance of the loan portfolio. The NPL ratio excluding the impact of the homebuilder deterioration would have been 2.0%.

The coverage ratio for the quarter decreased to 180.0% from 224.1% in 2Q12, and from 185.6% in 1Q13.

During 2Q13, provision for loan losses amounted to Ps.3,348 million, which represented  a 19.4%, sequential increase. As explained in the non-performing loans, the increase in provisions for loan losses principally reflects the provisioning related to the portfolios with exposure to the homebuilder sector and consumer lending.

Commission and Fee Income (Net)

Grupo Financiero Santander México
Net Commission and Fee Income
Millions of Mexican Pesos
				% Change				% Change
Commission and fee income	2Q13	1Q13	2Q12	QoQ	YoY	2013	2012	13/12
Credit and debit cards	1,072	1,037	926	3.4	15.8	2,109	1,790	17.8
Cash management	179	170	179	5.3	0.0	349	350	(0.3)
Collection and payment services	399	391	365	2.0	9.3	790	736	7.3
Investment fund management	330	323	381	2.2	(13.4)	653	756	(13.6)
Insurance	840	818	737	2.7	14.0	1,658	1,410	17.6
Capital markets and securities activities	186	170	162	9.4	14.8	356	317	12.3
Checks	82	82	89	0.0	(7.9)	164	179	(8.4)
Foreign trade	153	146	144	4.8	6.3	299	271	10.3
Financial advisory services	232	500	245	(53.6)	(5.3)	732	641	14.2
Other commissions and fees	177	185	193	(4.3)	(8.3)	362	389	(6.9)
Total	3,650	3,822	3,421	(4.5)	6.7	7,472	6,839	9.3

Commission and fee expense
Credit and debit cards	(261)	(185)	(375)	(41.1)	30.4	(446)	(662)	32.6
Investment fund management	(16)	(17)	(15)	5.9	(6.7)	(33)	(29)	(13.8)
Insurance	(26)	(27)	(23)	3.7	(13.0)	(53)	(45)	(17.8)
Capital markets and securities activities	(59)	(35)	(40)	(68.6)	(47.5)	(94)	(75)	(25.3)
Checks	(8)	(8)	(9)	0.0	11.1	(16)	(18)	11.1
Foreign trade	(3)	(4)	0	25.0	0.0	(7)	0	0.0
Financial advisory services	(5)	(82)	(9)	93.9	44.4	(87)	(19)	(357.9)
Other commissions and fees	(220)	(246)	(189)	10.6	(16.4)	(466)	(339)	(37.5)
Total	(598)	(604)	(660)	1.0	9.4	(1,202)	(1,187)	(1.3)

Commission and Fee Income, net	3,052	3,218	2,761	(5.2)	10.5	6,270	5,652	10.9

In 2Q13, net commission and fee income totaled Ps.3,052 million, representing a YoY increase of 10.5%, or Ps.291 million. This improvement principally reflects the following YoY increases: 47.2%, or Ps.260 million in credit card fees; 14.0%, or Ps.100 million in insurance fees; and 9.3%, or Ps.34 million in collection and payments services.

Compared to 1Q13, net commission and fee income decreased 5.2%, or Ps.166 million, mainly reflecting the following sequential decreases: 45.7% or Ps.191 million in financial advisory services, and 4.8%, or Ps.41 million in credit cards.  The fees related to investment fund management reflect the fact that the results from the asset management division have been disaggregated and reported in the line of profit from discontinued operations as a consequence of the announcement of the possible sale and divestiture from the group.  This restatement was performed from 2012 and year to date, in order to make them comparable.

Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of Mexican Pesos				% Change				% Change
	2Q13	1Q13	2Q12	QoQ	YoY	2013	2012	13/12
Valuation
Foreign currencies	231	(78)	15	396.2	1,440.0	153	29	427.6
Derivatives	(3,447)	(801)	(541)	(330.3)	(537.2)	(4,248)	6	(70,900.0)
Shares	(545)	(106)	220	(414.2)	(347.7)	(651)	111	(686.5)
Debt instruments	(1,921)	2,314	435	(183.0)	(541.6)	393	500	(21.4)
Subtotal	(5,682)	1,329	129	(527.5)	(4,504.7)	(4,353)	646	(773.8)

Trading
Foreign currencies	242	36	659	572.2	(63.3)	278	338	(17.8)
Derivatives	6,078	1,028	(1,017)	491.2	697.6	7,106	(649)	1,194.9
Shares	(575)	455	273	(226.4)	(310.6)	(120)	587	(120.4)
Debt instruments	1,245	(1,799)	61	169.2	1,941.0	(554)	(64)	(765.6)
Subtotal	6,990	(280)	(24)	2,596.4	29,225.0	6,710	212	3,065.1

Total	1,308	1,049	105	24.7	1,146	2,357	858	174.7

In 2Q13, Santander México recorded a net gain on financial assets and liabilities of Ps.1,308 million, compared with a net gain of Ps.105 million in 2Q12 and a net gain of Ps.1,049 million in 1Q13. The net gain on financial assets and liabilities in 2Q13 is mainly explained by trading gains of Ps.6,990 million principally related to derivatives and debt instruments, which were partially offset by a Ps.5,682 million valuation loss.

Other Operating Income (Expense)

Grupo Financiero Santander México
Other Operating Income (Expense)
Millions of Mexican Pesos				% Change				% Change
	2Q13	1Q13	2Q12	QoQ	YoY	2013	2012	13/12

Recoveries of loans previously charged-off	474	527	457	(10.1)	3.7	1,001	898	11.5
Income from sale of fixed assets	0	0	1,730	0.0	(100.0)	0	1,732	(100.0)
Allowance for loan losses released	0	0	0	0.0	0.0	0	378	(100.0)
Cancellation of liabilities and reserve	84	67	64	25.4	31.3	151	112	34.8
Interest on personnel loans	30	33	30	(9.1)	0.0	63	59	6.8
Foreclosed assets reserve	(8)	(5)	(8)	(60.0)	0.0	(13)	(23)	43.5
Profit from sale of foreclosed assets	38	30	34	26.7	11.8	68	68	0.0
Technical advisory services	14	37	56	(62.2)	(75.0)	51	97	(47.4)
Portfolio recovery legal expenses and costs	(152)	(76)	(174)	(100.0)	12.6	(228)	(314)	27.4
Write-offs and bankruptcies	(103)	(179)	(173)	42.5	40.5	(282)	(284)	0.7
Provision for legal and tax contingencies	33	(61)	(53)	154.1	162.3	(28)	(102)	72.5
IPAB (indemnity) provisions and payments	(3)	(3)	(29)	0.0	89.7	(6)	(32)	81.3
Other	68	25	95	172.0	(28.4)	93	133	(30.1)

Other Operating Income (Expense)	475	395	2,029	20.3	(76.6)	870	2,722	(68.0)

In 2Q13, other operating income declined to Ps.475 million, from Ps.2,029 million in 2Q12, and increased from Ps.395 million in 1Q13.

The sequential increase is mainly explained by portfolio recoveries of loans previously charged-off and by a release of provisions for legal contingencies. The YoY decline mainly reflects the non-recurring gain obtained in 2Q12 on the sale and leaseback of the 220 branches.

Administrative and Promotional Expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and Promotional Expenses
Millions of Mexican Pesos				% Change				% Change
	2Q13	1Q13	2Q12	QoQ	YoY	2013	2012	13/12
Salaries and employee benefits	2,392	2,350	2,139	1.8	11.8	4,742	4,197	13.0
Credit card operation	69	72	12	(4.2)	475.0	141	77	83.1
Professional fees	25	136	137	(81.6)	(81.8)	161	256	(37.1)
Leasehold	352	367	326	(4.1)	8.0	719	565	27.3
Promotional and advertising expenses	76	161	110	(52.8)	(30.9)	237	199	19.1
Taxes and duties	322	212	207	51.9	55.6	534	366	45.9
Technology services (IT)	540	500	379	8.0	42.5	1,040	834	24.7
Depreciation and amortization	427	382	373	11.8	14.5	809	749	8.0
Contributions to bank savings protection system (IPAB)	372	360	324	3.3	14.8	732	646	13.3
Cash protection	193	102	172	89.2	12.2	295	230	28.3
Other services and expenses	546	646	356	(15.5)	53.4	1,192	867	37.5

Total Administrative and Promotional Expenses	5,314	5,288	4,535	0.5	17.2	10,602	8,986	18.0

2Q13 administrative and promotional expenses rose 17.2% YoY to Ps.5,314 million, driven by increases in the following areas: Ps.253 million in salaries and employee benefits, Ps.161 million in technology services, Ps.190 million in other services and expenses, and Ps.115 million in tax and duties. The comparison against 2Q12 is affected by the adoption in 2013 of an internal initiative to normalize the booking of expenses throughout the year. If normalized, the YoY increase would have been 10.8%.

On a sequential basis, administrative and promotional expenses increased 0.5%, principally due to the following increases: Ps.110 million in taxes and duties, Ps.91 million in cash protection, Ps.45 million in depreciation and amortization, Ps.42 million in salaries and employee benefits and Ps.40 million in technology services. These increases were partially offset by the following decreases: a Ps.111 decrease in professional fees, Ps.100 million in other expenses such as office utilities, maintenance and travel expenses among others, and Ps.85 million in promotional and advertising expenses.

The efficiency ratio for 2Q13 was 39.2%, which compares to 34.9% in 2Q12 and below the 39.8% reported 1Q13.

The recurrence ratio in 2Q13 was 64.0%, below the 68.6% and 65.6% reported in 2Q12 and 1Q13, respectively.

The efficiency and recurrence ratios for 1Q13 slightly differ from the ones reported in the 1Q13 release, due to the disaggregation of the asset management results to “profit from discontinued operations”

Current and Deferred Taxes

Current and deferred income taxes in 2Q13 were Ps.831 million compared with Ps.1,511 million in 2Q12, and above the Ps.552 million reported in 1Q13.

Capitalization and ROAE

Banco Santander México
Capitalization
Millions of Mexican Pesos	2Q13	1Q13	2Q12
Tier 1	76,074	77,252	73,578
Tier 2	0	1,283	1,529
Total Capital	76,074	78,535	75,107

Risk-Weighted Assets
Credit Risk	322,151	329,828	307,413
Credit, Market, and Operational Risk	498,996	503,213	513,305

Credit Risk Ratios:
Tier 1 (%)	23.6	23.4	23.9
Tier 2 (%)	0.0	0.4	0.5
Capitalization Ratio (%)	23.6	23.8	24.4

Total Capital Ratios:
Tier 1(%)	15.2	15.4	14.3
Tier 2 (%)	0.0	0.3	0.3
Capitalization Ratio (%)	15.2	15.6	14.6

Banco Santander México’s capital ratio was 15.2% in 2Q13, versus 14.6% in 2Q12 and 15.6% in 1Q13.

The core capital ratio amounted to 15.2% in 2Q13, versus 14.3% in 2Q12 and 15.4% 1Q13.

In accordance with the recommendations issued by the Basel Committee on loan loss provision estimation, which follows a more conservative approach that allows early identification of losses and incorporates greater credit information, the expected loss criteria was implemented for Santander México’s commercial portfolio. In June 2013 the impact of this new methodology was affected through equity and amounted to Ps.3,445 million.

The impact on the capital ratio due to the change in methodology was partially offset by a lower level of risk weighted assets, both credit-related assets and assets related to markets (bonds, swaps), as well as an increase in base deposits. Additionally, it recognizes the benefit from the quarter. The equity ratio stood at 15.2%, or 40 basis points lower than that reported in 1Q13.

Additionally, the change in methodology also affects the Tier 2 capital, which is eliminated as a consequence of not having generic allowances now that the provisioning is based on expected losses.

As of May 2013, Santander México is classified within Category 1 in accordance with Article 134 bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated June 2013, which is the most recently available analysis.

ROAE in 2Q13, excluding declared dividends for 1Q13 and 2Q13 earnings, was 18.5%, lower than the 22.4% reported in 2Q12, and the 19.4% in 1Q13. Excluding the aforementioned non-comparable items in 2Q12 and 2Q13, as well as the ones reported in 1Q13, the adjusted ROAE would have been 17.7% and 19.2%, respectively.

RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

General Shareholders Meeting Announcement
On July 26, 2013, Santander México announced a General Shareholder Meeting to be held on August 20, 2013.  The meeting agenda will include a proposal to modify the ninth and tenth resolutions passed in section IV of the Annual General Meeting held on April 18, 2013, in order to provide greater clarity and certainty to investors by eliminating the condition precedent that the payment of dividends is subject to Santander México meeting certain quarterly financial metrics. Furthermore, to meet the legal deadlines, the payment date will be adjusted to August 30, 2013.

Change in Provisioning Methodology
In accordance with the Basel Committee's recommendations for the calculation of loan loss provision for financial institutions, following a more conservative approach that allows early identification of losses by incorporating greater credit information, the Mexican National Banking and Securities Commission (CNBV) modified the provisioning methodology for the commercial portfolio (middle-market, corporates and SMEs) by implementing the expected loss criteria instead of the incurred losses methodology. In June 2013 the impact of this new methodology was affected through equity, in line with the criteria established by the local regulator (CNBV).

Launch of "Santander Iberia Infinite" the first co-branded card with a European airline in Mexico.
On June 20, 2013, Santander and Iberia launched a new credit card, "Santander Iberia Infinite," the first card in the country that is co-branded with a European airline. This new credit card offers multiple benefits. Not only do holders gain access to the Iberia Plus Program, but also can register their luggage in business class and enjoy access to national and international concierge. As this card will be launched with VISA Infinite, the highest level of access, holders also can access the VISA Travel Experience and VISA Luxury Hotel Collection programs.

ING Hipotecaria Acquisition

On June 14, Grupo Financiero Santander México announced that its subsidiary, Banco Santander (México), S.A., Institución de Banca Múltiple (“Banco Santander México”), has reached an agreement to acquire a 99.99% equity stake in ING Hipotecaria, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad No Regulada (“ING Hipotecaria”), a subsidiary of ING Group (“ING”).

ING Hipotecaria provides mortgage-related products and services to more than 28,000 clients and operates 20 branches throughout Mexico.  As of March 31, 2013, ING Hipotecaria’s loan portfolio totaled Ps.12.3 billion.

The transaction, which is subject to customary regulatory approvals, is expected to close in the second half of 2013.  If all authorizations for the acquisition are obtained, then based on ING Hipotecaria’s audited 2012 financial statements, Banco Santander México expects to purchase ING Hipotecaria for Ps.643 million (approximately US$50 million) in cash. The purchase price is subject to adjustment based on ING Hipotecaria’s final pre-close financial statements. The acquisition is expected to generate operating synergies and contribute favorably to Banco Santander México’s overall performance once ING Hipotecaria has been fully integrated.

The agreement to acquire ING Group’s Mexican mortgage business, will further strengthen our core portfolio and make Santander México the second largest mortgage provider in Mexico.  Roughly three quarters of ING Hipotecaria’s client base consists of middle- to high-income segments, making this transaction complementary to Santander México’s client base.  Furthermore, it represents an excellent opportunity for cross-selling Santander México’s other banking products and operating cost synergies have been identified.

International Scholarship Program “Fórmula Santander”
On June 13, 2013, the first 100 scholarships under "Formula Santander" international scholarship programs were granted. This program is aimed at undergraduate and graduate students and encourages academic exchanges between students at foreign universities and Mexican students.

This program is part of the Higher Education Support Plan ("Plan de Apoyo a la Educación Superior" (PAES)), which is managed by Banco Santander in Mexico through Santander Universities, thus maintaining its long-term commitment to education in Mexico. International Scholarship Program "Fórmula Santander"

Alliance among Santander, iZettle, Visa, MasterCard and Elavon seeks to further improve banking with innovative device.
On June 18, 2013, Santander and iZettle launched an innovative solution that allows entrepreneurs and small business owners to process customer credit card payments through a low-cost, secure method that utilizes smartphones or tablets. Approximately 120,000 users across seven European countries currently use this service.

Sponsored by MasterCard, Visa, Elavon and Santander, it provides access to a broad, reliable platform that meets the most stringent market specifications. This alliance strengthens Santander’s global platform-based collections offering and also enhances its ability to support SMEs in the country.

Santander Asset Management
On May 30, Grupo Financiero Santander México announced that its parent company, Banco Santander, S.A. (“Santander”), had reached an agreement with Warburg Pincus and General Atlantic to strengthen its asset management division. Under this agreement, which is still subject to certain regulatory approvals, Warburg Pincus and General Atlantic will jointly acquire a 50% equity stake in an asset management holding company that will integrate eleven asset management division companies, primarily in Europe and Latin America. The remaining 50% will be indirectly held by our parent company.

As previously disclosed in our annual report, this transaction would result in the divestiture of Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander (“Gestión Santander”) from Santander Mexico. However, we expect to enter into exclusive, long-term distribution agreements so that Banco Santander (México) S.A., Santander Mexico as well as Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, can continue to offer mutual funds managed by Gestión Santander following the divestiture.

Inclusion in the IPC Index
On May 6, 2013, the Mexican Stock Exchange (BMV) announced the inclusion of Santander México stock in the IPC Index, the most important Mexican stock index, which is comprised of the 35 most liquid companies in this market.

Shareholders General Meeting

Dividends
On April 18, 2013, the Board approved two cash dividend payments to shareholders, from retained earnings, totaling up to Ps.8,850 million in accordance with the following parameters:

a) a payment of Ps.1,650 million and other of Ps.2,300 million on August 27, 2013;
b) a payment of Ps.2,400 million and other of Ps.2,500 million on February 25, 2014;
c) distribution to shareholders in proportion to number of shares owned.

Note: The payment of dividends is subject to the condition precedent of obtaining the results generated by the financial statements.

Composition of the Board of Directors

On April 18, 2013, "Grupo Financiero Santander" held its Annual General Shareholders Meeting, which approved the composition of the Board of Directors as follows:

Series “F” Non Independent Directors
D. Carlos Gómez y Gómez	Chairman
D. Jesús María Zabalza Lotina	Director
D. Marcos Martínez Gavica	Director
D. Fernando Solana Morales	Director
D. Juan Sebastián Moreno Blanco	Alternate Director
D. Rodrigo Brand de Lara	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Eduardo Fernández García-Travesí	Alternate Director
Series “F” Independent Directors
D. Guillermo Güemez García	Director
D. Joaquín Vargas Guajardo	Director
D. Juan Gallardo Thurlow	Director
D. Vittorio Corbo Lioi	Director
D. Eduardo Carredano Fernández	Alternate Director
D. Alberto Felipe Mulas Alonso	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director
Series “B” Independent Directors
D. Carlos Fernández González	Director
D. Fernando Ruíz Sahagún	Director
D. Alberto Torrado Martínez	Director
D. Enrique Krauze Kleinbort	Alternate Director
D. Luis Orvañanos Lascurain	Alternate Director
D. Antonio Purón Mier y Terán	Alternate Director

Below we highlight Santander Mexico's participation in representative transactions during the quarter:

Initial Public Offering for Grupo Modelo by Anheuser-Busch InBev (AB InBev)
Santander México participated as sole Global Coordinator for Grupo Modelo’s Initial Public Offering (IPO) by Anheuser-Busch InBev (AB InBev). This transaction amounted to US$20.1 billion, and was the largest third-party offering in the history of the country. The offering successfully placed about 90% of the total shares.

Santander as Joint Bookrunner in the Initial Public Offering of OHL
Santander participated as Local Joint Bookrunner in OHL’s Initial Public Offering (IPO) for Ps.6,994 million at Ps.29 per share, and which was allocated as follows: 55% in the international markets and 45% in the local market.

Santander Mexico as Underwriter Nexxus Capital CKDs Issuance
Santander México participated as underwriter of the issuance of Nexxus Capital’s certificates of capital development (CKD). The transaction amounted to Ps. 4,081 million over a period of ten years. This issuance represents Nexxus Capital’s third equity tranche and one of the largest issuances in the private equity segment.

Santander Mexico as Underwriter in CFE’s Debt Issuance
Banco Santander México acted as underwriter of Comisión Federeal de Electricidad CFE’s 5-year, Ps.12,000 million debt issuance.

Club Deal with Cablecom
Banco Santander México acted as structuring and agent bank in a five-year term Club Deal with Cablecom for Ps.2,200 million.

Financing to Alsea’s Acquisition
Banco Santander México provided Ps.750 million in financing to Alsea for the acquisition of stock held in Starbucks Argentina and Starbucks Chile.

AWARDS & RECOGNITION

"Best Bank in Mexico 2013" Euromoney”
On July 14, 2013 the prestigious magazine Euromoney awarded Banco Santander the title “Best Bank in Mexico” for the second consecutive year, reflecting Santander’s outstanding participation in most of the most important banking events in 2012. Santander was highlighted by two unprecedented transactions in the Mexican financial system in 2012: i) the 24.9% placement of bank capital in the equity markets of Mexico and the U.S., which was the third largest equity offering in the world, and the largest in Mexico; and ii) the 10-year bond senior debt issuance which had the longest term and the lowest cost for a Mexican bank.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news, as well as for its excellence awards which are benchmark for the financial sector. These awards are decided by Euromoney editors based on objective data such as profitability, growth and efficiency, and the ability of each institution to address complex challenges in times like these.

"Best Trade Bank" Trade Finance Magazine
In its 4th Annual Awards, Trade Finance magazine awarded the “Best Trade Bank” to Santander Mexico for its outstanding activity in foreign trade in the America, an award that has been received for the third time.

RATING CONFIRMATION BY STANDARD AND POOR’S, MOODY’S AND FITCH RATINGS
Standard  & Poor’s, Moody’s and Fitch Rating affirmed Banco Santander México’s ratings. It is important to highlight that Fitch ratings also revised and upgraded its outlook from negative to stable for the long term IDR in domestic and foreign currency.

CREDIT RATINGS

Banco Santander (México)
Ratings
	Standard & Poor´s	Moody´s	Fitch Ratings
Global Scale
Foreign Currency
Long Term	BBB	Baa1	BBB+
Short Term	A-2	P-2	F2

Local Currency
Long Term	BBB	A3	BBB+
Short Term	A-2	P-2	F2

National Scale
Long Term	mxAAA	Aaa.mx	AAA(mex)
Short Term	mxA-1+	Mx-1	F1+(mex)

Deposit Certificates
Long Term	BBB
Short Term	A-3

Autonomous Credit Profile (SACP)	bbb+	-	-
Rating viability (VR)	-	-	bbb+
Support	-	-	2
Financial Strength	-	C-	-
Standalone BCA	-	baa1	-
Outlook	Stable	Stable	Stable

Last publication:	13-Jun-13	14-Jun-13	28-May-13

Brokerage - Casa de Bolsa Santander
Ratings
	Moody´s	Fitch Ratings
Global Scale
National Scale
Long Term	A2	_
Short Term	Prime-1	_

National Scale
Long Term	Aaa.mx	AAA.mx
Short Term	Mx-1	F1+mx

Outlook	Stable	Stable

2Q13 EARNINGS CALL DIAL-IN INFORMATION

Date:	Wednesday, July 31, 2013

Time:	9:00 AM (MCT); 10:00 AM (US ET)

Dial-in Numbers:	1-888-208-1427 US & Canada; 1-913-312-0665 International & Mexico

Access Code:	5382576

Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1019473

Replay:	Starting Wednesday, July 31, 2013 at 01:00pm US ET, and ending on Wednesday, August 7, 2013 at 11:59pm US ET

Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico

Access Code: 5382576

ANALYST COVERAGE
Bank of America Merrill Lynch, Barclays, BBVA Bancomer, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Independent Research, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, RBC, Scotiabank, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS
ROAE: Annualized net income (2Q13 x 4) divided by average equity (deducting the amount of dividends declared on 1Q13 and 2Q13 earnings).

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and net of allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

ABOUT GRUPO FINANCIERO SANTANDER MEXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)
Grupo Financiero Santander Mexico, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2013, Santander Mexico had total assets of Ps.831.7 billion under Mexican GAAP and more than 10.1 million customers. Headquartered in Mexico City, the Company operates 980 branches and 235 offices nationwide and has a total of 13,623 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Director – Controller	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011.  The exchange rate used to convert foreign currency transactions to pesos is Ps.13.0285.

INVESTOR RELATIONS CONTACT
Gerardo Freire Alvarado
+ 52 (55) 5269-1827
investor@santander.com.mx

LEGAL DISCLAIMER
Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos
	2013		2012
	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Cash and due from banks	84,994	102,461	81,626	74,579	77,019	60,747

Margin accounts	3,134	3,830	3,995	3,817	4,534	4,187

Investment in securities	219,869	201,150	169,499	202,014	262,863	269,588
Trading securities	160,761	158,619	117,036	141,986	203,124	202,726
Securities available for sale	53,908	37,384	47,373	54,996	54,764	61,944
Securities held to maturity	5,200	5,147	5,090	5,032	4,975	4,918

Debtors under sale and repurchase agreements	8,906	21,148	9,471	4,458	4,827	4,484

Derivatives	72,042	94,565	80,622	89,391	87,859	71,993
Trading purposes	71,810	94,178	80,322	88,947	87,288	71,278
Hedging purposes	232	387	300	444	571	715

Valuation adjustment for hedged financial assets	64	246	210	240	220	139

Performing loan portfolio
Commercial loans	220,224	213,471	214,445	211,685	212,492	198,276
Commercial or business activity	188,480	175,379	175,329	175,945	176,332	163,630
Financial entities loans	779	451	407	619	606	1,934
Government entities loans	30,965	37,641	38,709	35,121	35,554	32,712
Consumer loans	63,464	61,906	61,603	59,996	57,043	52,857
Mortgage loans	72,787	70,448	68,542	66,172	64,417	62,559
Total performing loan portfolio	356,475	345,825	344,590	337,853	333,952	313,692

Nonperforming loan portfolio
Commercial loans	3,899	1,823	1,523	1,402	1,313	1,135
Commercial or business activity	3,899	1,815	1,523	1,402	1,313	1,135
Government entities loans	0	8	0	0	0	0
Consumer loans	2,606	2,261	2,236	2,053	1,709	1,255
Mortgage loans	2,380	2,358	2,334	2,075	1,931	1,982
Total nonperforming portfolio	8,885	6,442	6,093	5,530	4,953	4,372
Total loan portfolio	365,360	352,267	350,683	343,383	338,905	318,064

Allowance for loan losses	(15,989)	(11,954)	(11,580)	(11,360)	(11,101)	(10,875)
Loan portfolio (net)	349,371	340,313	339,103	332,023	327,804	307,189

Other receivables (net)	69,356	72,699	45,884	47,167	55,640	46,677
Foreclosed assets (net)	126	136	150	172	196	220
Property, furniture and fixtures (net)	4,113	4,058	4,095	3,770	3,780	5,439
Long-term investment in shares	117	167	134	115	101	157
Deferred taxes (net)	14,672	11,049	10,512	9,087	8,424	8,183
Deferred charges, advance payments and intangibles	4,096	4,141	4,247	3,690	3,792	4,146
Other assets	175	169	163	264	196	170
Discontinued operations	730	712	626	634	544	628
Total assets	831,765	856,844	750,337	771,421	837,799	783,947

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos
						2012
	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	404,972	411,092	397,546	358,606	352,753	346,605
Demand deposits	218,593	226,503	210,915	194,351	204,606	187,787
Time deposits – General Public	130,599	124,871	125,584	120,034	117,184	122,816
Time deposits – Money market	29,498	23,546	25,953	21,904	9,085	14,507
Credit instruments issued	26,282	36,172	35,094	22,317	21,878	21,495

Bank and other loans	27,086	31,094	27,463	34,339	24,804	21,372
Demand loans	9,659	9,075	8,240	5,916	6,851	5,949
Short-term loans	15,513	19,726	16,767	26,092	15,704	13,278
Long-term loans	1,914	2,293	2,456	2,331	2,249	2,145

Creditors under sale and repurchase agreements	127,376	116,299	73,290	106,306	168,227	189,299

Collateral sold or pledged as guarantee	18,316	18,130	6,853	17,972	18,766	14,104
Securities loans	18,316	18,130	6,853	17,972	18,766	14,104

Derivatives	73,498	92,751	79,561	86,611	87,959	70,290
Trading purposes	72,264	91,132	77,939	85,207	86,232	69,264
Hedging purposes	1,234	1,619	1,622	1,404	1,727	1,026

Other payables	77,766	83,789	66,610	71,567	88,567	47,468
Income taxes payable	180	284	440	720	335	841
Employee profit sharing payable	97	83	169	115	81	61
Creditors from settlement of transactions	52,312	62,970	38,604	47,308	52,492	24,013
Sundry creditors and other payables	25,177	20,452	27,397	23,424	35,659	22,553
Deferred revenues	919	1,011	1,041	1,091	1,096	1,385
Discontinued operations	135	159	146	136	82	180

Total liabilities	730,068	754,325	652,510	676,628	742,254	690,703

Paid in capital	47,881	47,776	47,811	47,776	48,195	48,195
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	11,524	11,419	11,454	11,419	11,838	11,838

Other capital	53,816	54,743	50,016	47,017	47,350	45,049
Capital reserves	1,850	349	349	349	349	108
Retained earnings	43,370	48,979	31,068	31,038	35,311	38,541
Result from valuation of securities available for sale, net	(215)	762	678	727	688	442
Result from valuation of cash flow hedge instruments, net	(59)	(74)	90	382	690	932
Net income	8,860	4,717	17,822	14,512	10,298	5,013
Non-controlling interest	10	10	9	9	14	13
Total stockholders´equity	101,697	102,519	97,827	94,793	95,545	93,244
Total liabilities and stockholders´ equity	831,765	856,844	750,337	771,421	837,799	783,947

Grupo Financiero Santander México
Consolidated Balance Sheet
Millions of Mexican Pesos
	2013		2012
	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

FOR THIRD PARTIES

Current client account
Client Banks	675	56	74	74	261	147
Liquidation of client transactions	(1,245)	(47)	116	350	(2,030)	35
Dividends on behalf of clients	1	1	1	0	1	1

Custody services
Assets under custody	579,068	290,289	317,118	261,131	198,793	210,076
Client securities abroad	0	0	1	0	0	1

Transactions on behalf of third parties
Sale and repurchase agreements	71,235	38,874	45,914	44,469	55,334	65,577
Security loans on behalf of clients	1,121	1,201	1,256	1,457	1,826	2,182
Collaterals received as guarantee on behalf of clients	2,023	28,283	29,504	19,013	15,690	19,542
Acquisition of derivatives	267,400	291,038	289,248	294,269	308,411	308,379
Sale of derivatives	479,013	526,154	570,945	579,263	603,162	656,451

Total on behalf of third parties	1,399,291	1,175,849	1,254,177	1,200,026	1,181,448	1,262,391

Proprietary record accounts:

Contingent assets and liabilities	33,237	30,265	33,236	24,053	31,852	31,904

Credit commitments
Trusts	123,172	127,435	125,954	106,006	106,747	155,407
Mandates	1,612	1,596	1,580	2,582	1,548	1,532

Assets in custody or under administration	4,006,969	3,567,360	3,561,696	3,312,634	3,062,735	3,084,880

Credit Commitments	155,912	155,483	133,744	160,790	203,362	157,565

Collateral received	60,377	154,943	71,296	90,548	52,244	49,931

Collateral received and sold or pledged as guarantee	31,663	115,180	53,788	66,877	26,708	29,027

Uncollected interest earned on past due loan portfolio	1,447	1,402	1,808	794	1,092	985

Other accounts	501,926	484,324	501,538	466,076	455,197	429,800

Subtotal	4,916,315	4,637,988	4,484,640	4,230,360	3,941,485	3,941,031

Total	6,315,606	5,813,837	5,738,817	5,430,386	5,122,933	5,203,422

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Director - Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Grupo Financiero Santander México
Consolidated Statement of Income
Millions of Mexican Pesos
	2013			2012
	2013	2Q	1TQ	2012	4Q	3Q	2Q	1Q
Interest income	27,809	14,201	13,608	55,388	14,259	13,873	13,830	13,426
Interest expense	(10,274)	(5,302)	(4,972)	(21,495)	(5,447)	(5,291)	(5,436)	(5,321)
Financial margin	17,535	8,899	8,636	33,893	8,812	8,582	8,394	8,105

Allowance for loan losses	(6,152)	(3,348)	(2,804)	(9,444)	(2,948)	(2,534)	(1,994)	(1,968)
Financial margin after allowance for loan losses	11,383	5,551	5,832	24,449	5,864	6,048	6,400	6,137

Commission and fee income	7,472	3,650	3,822	14,368	3,858	3,671	3,421	3,418
Commission and fee expense	(1,202)	(598)	(604)	(2,525)	(631)	(707)	(660)	(527)
Net gain /(loss) on financial assets and liabilities	2,357	1,308	1,049	2,189	413	918	105	753
Other operating income / (loss)	870	475	395	3,043	209	112	2,029	693
Administrative and promotional expenses	(10,602)	(5,314)	(5,288)	(20,139)	(5,996)	(5,157)	(4,535)	(4,451)
Total operating income	10,278	5,072	5,206	21,385	3,717	4,885	6,760	6,023

Equity in results of subsidiaries and associated companies	42	27	15	70	20	15	18	17

Income from continuing operations before income taxes	10,320	5,099	5,221	21,455	3,737	4,900	6,778	6,040

Current income taxes	(4,006)	(2,938)	(1,068)	(5,808)	(1,654)	(1,275)	(1,757)	(1,122)
Deferred income taxes	2,623	2,107	516	2,048	1,179	547	246	76

Income from continuing operations	8,937	4,268	4,669	17,695	3,262	4,172	5,267	4,994

Discontinued operations	(76)	(124)	48	129	49	42	19	19

Consolidated net income	8,861	4,144	4,717	17,824	3,311	4,214	5,286	5,013

Non-controlling interest	(1)	(1)	0	(2)	(1)	0	(1)	0

Net income	8,860	4,143	4,717	17,822	3,310	4,214	5,285	5,013

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Grupo Financiero Santander México
Consolidated Statements of Changes in Stockholders’ Equity
From January 1 to June 30, 2013
Millions of Mexican Pesos	Paid-in Capital		Other Capital
	Capital Stock	Additional Paid-In Capital	Capital Reserves	Retained Earnings	Surplus (deficit) from valuation of securities available for sale	Surplus (Deficit) from the valuation of cash flow hedge securities	Cumulative effect from conversion	Net income (loss)	Minority Interest	Total stockholders' equity
BALANCE AS OF DECEMBER 31, 2012	36,357	11,454	349	31,068	678	90	0	17,822	9	97,827
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of Net income (loss) to Retained Earnings			1	17,821				(17,822)		0
Payment of Dividends				(1,650)						(1,650)
TOTAL	0	0	1	16,171	0	0	0	(17,822)	0	(1,650)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Surplus (deficit) from valuation of securities available for sale					(893)					(893)
Surplus (deficit) from valuation of cash flow hedge securities						(149)				(149)
Reserve for purchase of treasury shares			1,500	(1,500)
Recognition of Capital payments		70								70
Recoveries on loan reserves previously applied to prior year results				27						27
Initial cumulative effect of change in methodology for measuring allowance for loan with respect to commercial loan portfolio.				(2,412)						(2,412)
Equity effect of investment in subsidiaries and associated companies				16						16
Net Income (Loss)								8,860		8,860
Minority Interest									1	1
TOTAL	0	70	1,500	(3,869)	(893)	(149)	0	8,860	1	5,520
BALANCE AS OF JUNE 30, 2013	36,357	11,524	1,850	43,370	(215)	(59)	0	8,860	10	101,697

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Consolidated Statement of Cash Flows
From January 1 to June 30, 2013
Millions of Mexican Pesos

OPERATING ACTIVITIES
Net Result		8,860
Adjustments due to items not requiring resources
Result from valuation related to investment or financing activities	(99)
Equity in results of subsidiaries and associated companies	(42)
Depreciation of properties, furniture and equipment	307
Amortization of intangible assets	502
Recognition of Capital payments	70
Income tax, current and deferred	1,383
Discontinued operations	76	2,197
		11,057

CHANGES IN OPERATING ACCOUNTS
Change in margin accounts		861
Change in Securities		(51,648)
Changes in Debit balances under repurchase and resale agreements (Reporto)		566
Changes in Derivatives (Asset)		8,513
Changes in Loans portfolio		(13,711)
Changes in Foreclosed assets		24
Changes in Other operating assets		(27,026)
Changes in Savings		7,426
Changes in Interbank loans and from other entities		(377)
Changes in Credit balances under repurchase and sale agreements (Reporto)		54,085
Changes in sold or pledged guarantees		11,462
Changes in Derivatives (Liabilities))		(6,064)
Changes in other operating liabilities		10,763
Income tax payments		(1,851)

Net resources generated by operating activities		4,080

INVESTING ACTIVITIES
Sale of Properties, furniture and equipment		2
Purchases of properties, furniture and equipment		(326)
Collection of cash dividends		57
Purchases of intangible assets		(410)
Payment for price adjustment in charges for disposal of subsidiaries		(178)

Net resources generated by investing activities		(855)

FINANCING ACTIVITIES

Recoveries of reserves applied to results from previous years		28

Net resources generated by financing activities		28

Net increase in funds available		3,253

Adjustments to cash flow due to exchange variations		115

Funds available at beginning of year		81,626

Funds available at the end of the year		84,994

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTINEZ GAVICA	PEDRO JOSE MORENO CANTALEJO
Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JAVIER PLIEGO ALEGRÍA
Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Significant accounting policies

The significant accounting policies applied by the Financial Group are in conformity with the accounting criteria established by the Commission in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage House and Regulated Multiple Purpose Financing Entities (“the provisions”), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 of the Commission, the accounting of the Financial Group shall be in conformity with Mexican Financial Reporting Standards (“MFRS”, which are comprised of individual accounting standards that are known as “NIF”) as promulgated by the Mexican Board of Financial Reporting Standards (“CINIF”), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institutions subject to its rules carry out specialized operations.

Changes in accounting policies

Changes in the Accounting Criteria of the Commission

Changes that occurred during 2012

In July 2012, the Federal Official Gazette published certain amendments to the accounting criteria applicable to credit institutions, which modify the accounting criteria used for trusts and the consolidation of special-purpose entities (EPE) and which define the specific standards used for the recognition, valuation, presentation and disclosure of trusts and EPE in the financial statements, as a means of generating transparent financial information comparable with that of other countries.

The changes are as follows:

➢
The valuation of the trust's net assets must be recognized in memorandum accounts according to the accounting criteria issued by the Commission, unless trusts request, obtain and maintain the registration of their securities with the National Securities Registry, in which case their net assets must be valued according to the accounting standards issued by the Commission for application to securities issuers and other market participants (International Financial Reporting Standards, or IFRS).

➢	The description of the minimum conditions that must be fulfilled to demonstrate that an entity does not exercise control over an EPE thereby avoiding the consolidation thereof has been eliminated.
➢
The financial statements of the consolidated EPE must be prepared according to the same accounting criterion; likewise, when involving operations of the same nature, the accounting policies applied by the consolidating entity must also be used.

➢
When the EPE uses accounting criteria or policies other than those applicable to the consolidating entity, the financial statements of the EPE utilized for consolidation purposes must be consistent with those of the consolidating entity.

Changes that occurred during 2011

During 2011, the Federal Official Gazette published certain modifications to the accounting criteria for Credit Institutions, Brokerage Houses, Regulated Multiple Purpose Financing Entities and Holding Companies of Financial Groups.

The purpose of these changes is to achieve consistency with the NIF and International Financial Reporting Standards and to provide more complete financial information with improved disclosures. Such changes principally affected investments in securities, derivatives and hedging operations, the credit portfolio, and the presentation of the basic financial statements.

The most significant effects of these changes are as follows:

➢
The presentation of the income statement is comprehensively restructured for purposes of compliance with MFRS. The headings of "Other products" and "Other expenses" are eliminated and the items which comprise these headings are now presented within the heading of "Other operating income”.

➢
The accounting standard related to the treatment of collateral granted and received for transactions with derivative financial instruments traded on unrecognized markets. They will be accounted for separately from the margin accounts, and will be recorded in an account receivable or payable, as the case may be.

➢
The valuation of implicit derivatives denominated in foreign currency contained in contracts is not established, when such contracts require payments in a currency that is commonly used to purchase or sale non-financial items in the economic environment in which the transaction is performed (for example, a stable and liquid currency which is commonly used in local transactions or in foreign trade transactions).

➢
In the case of separable hybrid financial instruments, the host contract and the embedded derivative will be presented separately.  Previously, it was established that both should be presented together.  Now the embedded derivative should be presented under the heading of "Derivatives".

➢	In convergence with NIF, the requirement to present the charge to net income for net additions to allowance for loan losses in a discrete line in the cash flow statement is eliminated.
➢	Bulletin A-2 of the Provisions Applicable to Financial Groups is amended to eliminate the provision which indicated that insurance and bonding companies were not subject to consolidation.
➢	Accounting criterion B-6 “Credit portfolio” of the provisions establishes the following:
o
In the case of restructuring and renewals in which multiple loans granted to a given borrower are consolidated into a single loan, which is given a credit rating equal to the lowest rated  loan outstanding from the borrower.

o
In order to demonstrate sustained payment and no longer classify a restructured or renewed loan as overdue, evidence supporting the borrower's payment capacity must be made available to the Commission.

o	The maturity periods used to transfer loans to the overdue portfolio can be monthly, regardless of the number of days of each calendar month, in accordance with the following:

30 days	One month
60 days	Two months
90 days	Three months

o
Current loans other than those involving a single principal payment, the payment of interest periodically or at maturity and which are restructured or renewed at least 80% of the original credit period having elapsed are only considered as current if the borrower has a) paid all accrued interest and b) settled the principal of the original credit amount which should have been paid at the renewal or restructuring date.

If all of the conditions described in the preceding paragraph are not fulfilled, loans are considered overdue from the date on which they are restructured or renewed until evidence of sustained payment is obtained.
Current loans other than those involving a single lump-sum principal payment, periodic payments of interest or a lump-sum payment thereof at maturity and which are restructured or renewed during the final 20% of the original credit period are only considered as current when the borrower has a) settled all accrued interest, b) paid the principal balance due at the renewal or restructuring date and, c) paid 60% of the original loan amount.
If all the conditions described in the preceding paragraph are not fulfilled, credits are considered as overdue from the date on which they are restructured or renewed until evidence of sustained payment is obtained.
o
In the case of loan payments reflecting timely borrower compliance (sustained credit payment), at least 20% of principal or the total amount of any interest accrued under the restructuring or renewal payment scheme must be covered.

o
For loans involving a single principal payment, the periodic payments of interest or a lump sum payment of interest at maturity and which are restructured during the credit period or renewed at any time, are classified as overdue portfolio until evidence of sustained payment is obtained.

o
Loans that are initially classified as revolving and that are restructured or renewed at any time are only considered as current when the borrower has settled all accrued interest, the loan has no overdue payments and the elements needed to justify the debtor's payment capacity are available, i.e., it is highly likely that the debtor will settle the outstanding payment.

o
When a credit line is canceled, the unpaid balance of commissions collected for loans canceled before the end of the 12-month period are directly recognized in the results of the year under the heading of “Commission and fee income”.

o	The incorporation of the commissions for loan restructurings as commissions for the initial granting of the loan, which may be deferred during the new term of the restructured loan.
o
The commissions collected for granting loans must be presented net of the respective costs and expenses under the “Other assets” or “Deferred revenues and other advances” headings, as appropriate. Likewise, annual credit card commissions must also be presented net of the respective costs and expenses.

o
Any deferred charge generated on the acquisition of portfolio should be presented under the heading of "Other assets" and, furthermore, discounts should be presented under the heading of "Deferred revenues and other advances", together with any excess originated on the portfolio acquisitions.

Changes in NIF applicable to the Financial Group

Applicable as of 2013

NIF B-8, Consolidated or Combined Financial Statements
NIF C-7, Investments in associated companies, joint businesses and other permanent investments
NIF C-21, Agreements with joint control

Improvements to the Financial Reporting Standards 2013

Some of the principal changes established in such provisions are as follows:

➢
NIF B-8, Consolidated or Combined Financial Statements- Amends the definition of control. The existence of control over an entity is the basis for consolidation of the financial information. With this new definition and in accordance with the criteria of the revised standard, consolidation may be required of certain previously unconsolidated entities that are controlled by the Entity and, vice versa, the Entity may be required to deconsolidate previously consolidated entities over which the Entity has determined it does not exercise control. This NIF establishes that an entity exercises control when it has power to direct relevant activities and if it is exposed to or has rights to variable returns of another entity and has the ability to influence such returns. Additionally, the NIF introduces the concept of protective rights, which are defined as those rights that are designed to protect the non-controlling investor’s participation, while not granting power to such investor. The standard also incorporates the concepts of principal and agent, wherein the principal is the investor entitled to make decisions on its own behalf, while the agent’s role is limited to  making decisions on behalf of the principal; consequently, the latter cannot be the party who exercises control. The NIF removes the term “special-purpose entity” and introduces  the concept of a structured entity, which is an entity designed in such a way that voting or similar rights are not the determining factor for deciding who has control over it.

➢
NIF C-7, Investments in associated companies, joint businesses and other permanent investments – Establishes that investments in joint businesses should be recognized by applying the equity method and that all the profit and loss effects derived from permanent investments in associated companies, joint businesses and others should be recognized in results under the heading of equity in results of other entities. Requires further disclosures designed to provide greater financial information on the associated companies and joint businesses and eliminates the term specific purpose entity (SPE).

➢
NIF C-21, Agreements with joint control – It defines that a joint agreement is an agreement that regulates an activity over which two or more parties exercise joint control, as follows: 1) joint transaction, when the parties to the agreement have direct rights to the assets and obligations for the liabilities, relative to the agreement and 2) joint business, when the parties have the right to participate only in the residual value of the assets once the liabilities have been deducted.  Establishes that the equity held in a joint business should be recognized as a permanent investment and valued by the equity method.

➢	Improvements to NIF 2013 – The principal improvements that generate accounting changes which should be recognized retrospectively in years beginning as of January 1, 2013 are as follows:

o	Bulletin C-9, Liabilities, provisions, contingent assets and liabilities and commitment and

o
Bulletin C-15, Impairment in the value of long-lived assets and their disposal-If an operation is discontinued, the obligation to restructure any balance sheets of previous periods presented for comparative purposes is eliminated.

o
Bulletin D-5, Leases- Stipulates that non-reimbursable lease payments should be deferred over the lease period and recognized in current earnings upon recognition of revenues and related expenses by the lessor and the lease, respectively.

Furthermore, Improvements to the NIF 2013 that do not generate accounting changes were issued; they mainly establish clearer definitions of terms.

Applicable as of 2012

NIF C-6, Property, Plant and Equipment.- Establishes the requirement to separately depreciate the components that are significant to items of property, plant and equipment, aside from the depreciation of the remainder of the entry as though a single component.

Improvements to Mexican Financial Reporting Standards 2012.- The main improvements that result in accounting changes are as follows:

➢
Bulletin B-14, Earnings per Share.- Requires the calculation and disclosure of diluted earnings per share when the entity has incurred a loss from continuing operations, regardless of whether or not there is net income for the period.

➢
Bulletin C-11, Stockholders’ Equity – Eliminates the rule whereby the contributions received by a company must be recorded under stockholders' equity. These amounts must now be recorded as income in the statement of income.

➢
Bulletin C-15, Impairment in the Value of Long-lived Assets and their Disposal – Eliminates a) the limitation that an asset that is not in use may be classified as held for sale, and b) reversal of goodwill impairment losses. The standard also stipulates that impairment losses related to long-lived assets should be classified in the statement of income within the appropriate cost and expenses line items, and not under other income and expenses, or as a special item.

➢	NIF D-4, Income taxes – Modifies the definition of a deductible temporary difference and taxable accruable temporary difference.

Changes in accounting estimates applicable in 2013

On June 24, 2013, the Commission issued a Resolution that modifies the “General Provisions applicable to Credit Institutions”, whereby the methodology applicable to the qualification of the commercial credit portfolio was modified, in order to change the current model for constitution of credit reserves based on the incurred loss model to an expected loss model wherein loses of the following 12 months are estimated with the credit information that best foresees them. Such modification entered into effect on the day following its publication.

The Commission provided the recognition of the financial effect derived from the application of the qualification methodology of the commercial credit portfolio in shareholder`s equity no later than on December 31, 2013 within the result entry of the previous fiscal years. The Financial Group recognized this financial effect as of June 30, 2013.

The effect of the application of the change in qualification methodology for commercial credit portfolio, originated a preventive estimate for credit risks in the result entry of previous fiscal years within the shareholder`s equity for an amount of $2,412 million pesos, net of the pertaining deferred tax.

By June 30, 2013, the amount of the preventive reserves for credit risks for commercial credit portfolio calculated with the methodology based on an expected losses model amounts to $6,141 million pesos compared with $2,696 million pesos that would correspond to the amount of the preventive reserves for credit risks for the commercial credit portfolio calculated with the methodology based on an incurred losses model.

Grupo Financiero Santander México
Earnings per ordinary share and Earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	JUNE 2013			JUNE 2012			JUNE 2011

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	- weighted -	per share	Earnings	- weighted -	per share

Earnings per share	8,860	6,786,394,913	1.31	10,298	6,786,394,913	1.52	6,818	6,786,394,913	1.00

Treasury stock		(13,401,600)

Diluted earnings per share	8,860	6,772,993,313	1.31	10,298	6,786,394,913	1.52	6,818	6,786,394,913	1.00

Plus (loss) less (profit):

Discontinued operations	76			(38)			(333)
Continued fully diluted earnings per share	8,936	6,772,993,313	1.32	10,260	6,786,394,913	1.51	6,485	6,786,394,913	0.96

Grupo Financiero Santander México
Consolidated Balance Sheet by Segment
Millions of Mexican Pesos
	As of June 30, 2013			As of June 30, 2012
	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities
Assets
Funds Available	36,442	27,499	21,053	34,725	40,018	2,276
Margin Accounts	0	3,134	0	0	4,534	0
Investment in Securities	0	160,112	59,758	0	202,561	60,302
Debit balances under repurchase and resale agreements	0	8,906	0	0	4,827	0
Derivatives	0	71,810	232	0	87,288	571
Valuation adjustments for hedging financial assets	0	0	64	0	0	220
Total loans portfolio	273,045	90,744	1,571	238,163	98,685	2,057
Allowance for loan losses	(11,701)	(4,244)	(44)	(10,712)	(382)	(7)
Loan Portfolio (Net)	261,345	86,500	1,526	227,451	98,303	2,050
Other Account Receivables (Net)	1,808	60,277	7,271	2,243	43,425	9,973
Foreclosed assets (Net)	11	1	114	18	1	177
Properties, furniture and equipment (Net)	3,475	586	52	3,211	535	33
Long-term investments in shares	0	0	117	0	0	101
Deferred taxes and profit sharing	0	0	14,672	0	0	8,424
Other assets	1,636	643	1,993	1,500	620	1,868
Discontinued operations	0	0	730	0	0	544
Total assets	304,716	419,467	107,581	269,148	482,112	86,540

Liabilities
Savings	295,628	72,526	10,536	275,867	46,822	8,187
Bank bonds	0	1,559	24,724	0	1,561	20,317
Bank and other loans	14,856	208	12,021	13,064	252	11,487
Credit balances under repurchase and resale agreements	36,345	79,530	11,501	12,047	101,701	54,479
Guarantees sold or pledged	0	18,316	0	0	18,766	0
Derivatives	0	72,264	1,234	0	86,233	1,726
Other accounts payable	15,793	60,461	1,513	15,576	72,196	795
Deferred credits and advanced collections	919	0	0	1,096	0	0
Discontinued operations	0	0	135	0	0	82
Total Liabilities	363,541	304,864	61,663	317,651	327,531	97,072
Total Stockholders' Equity	32,936	11,464	57,296	28,768	11,943	54,834
Total Liabilities and Stockholders' Equity	396,478	316,327	118,959	346,419	339,474	151,906

Grupo Financiero Santander México
Income Statement by Segment
Millions of Mexican Pesos
	As of June 30, 2013			As of June 30, 2012
	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Global Wholesale Banking 2/	Corporate Activities
Net interest income before provisions	7,290	833	776	6,323	1,022	1,049
Provisions for loan losses, net	(3,015)	(328)	(5)	(1,968)	(39)	(13)
Net interest income after provisions	4,275	505	770	4,355	983	1,062
Commissions, net	2,738	334	(20)	2,475	324	(37)
Intermediation result	274	1,080	(46)	168	70	(133)
Other operating income (expenses)	313	6	156	302	1	1,725
Administrative and promotion expenses	(4,772)	(547)	4	(4,032)	(494)	(9)
Operating Income	2,828	1,380	864	3,267	885	2,608
Equity in results of non-consolidated subsidiaries and associated companies	(1)	0	28	(1)	0	19
Income before income taxes	2,827	1,380	893	3,266	885	2,627

Segment information has been prepared according to the classifications used in Grupo Santander at secondary level, based in the type of developed business:

Commercial Banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global Wholesale Banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate Activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of June 30, 2012
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	288,919	1,206	990	151	2,346
Risk "A-1"	203,463	580	98	103	781
Risk "A-2"	85,456	626	892	48	1,565
Risk "B"	67,353	1,160	2,130	59	3,349
Risk "B-1"	27,103	282	1,132	17	1,431
Risk "B-2"	14,040	152	382	24	558
Risk "B-3"	26,210	725	616	18	1,359
Risk "C"	18,687	423	1,674	184	2,281
Risk "C-1"	11,286	298	603	54	954
Risk "C-2"	7,401	126	1,071	130	1,327
Risk "D"	11,813	2,019	2,686	294	4,999
Risk "E"	4,288	1,728	826	123	2,677
Total rated portfolio	391,058	6,537	8,305	811	15,653

Provisions created					15,989
Complementary provisions					336

Notes:
1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of June 31, 2013.
2.
Loan Portfolio is graded according to the rules for loan portfolio rating issued by the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the methodology established by CNBV. In the case of commercial and mortgages portfolio, such rating may be performed following internal methodologies authorized by CNBV.  The institution utilizes a proprietary methodology from June 2009, for a portion of the commercial portfolio, i.e. the companies segment, and the standard methodology of CNBV for the rest of the portfolio.
On July 31, 2009, the Bank implemented new rules for grading revolving consumer credit to be applied from August, 2009, as it is explained in Annex 31.
From March 2011, the Bank implemented new rules for grading non-revolving consumer credits and mortgages.
From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.
From June 2013, the bank implemented new rules for grading commercial loans

3.
Reserves created in excess are explained by the following: The Bank maintains additional reserves to the ones necessary pursuant to the loan portfolio grading process authorized by CNBV, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the CNBV in Official Letter No. 601DGSIF"C"-38625, for an amount of $27.2 million pesos, as well as to cover the cost of Governmental Programs.

Annex 2
Financial Ratios

Grupo Financiero Santander México
Percentages
	2Q13	1Q13	2Q12	2013	2012

Past Due Loans Ratio	2.4	1.8	1.5	2.4	1.5

Past Due Loans Coverage	180.0	185.6	224.1	180.0	224.1

Operative Efficiency	2.5	2.6	2.2	2.5	2.2

ROE	16.2	18.8	22.4	17.4	21.8

ROA	2.0	2.3	2.6	2.1	2.5

Capitalization Ratio:
Credit Risk	23.6	23.8	24.4	23.6	24.4
Credit, Market and operations risk	15.2	15.6	14.6	15.2	14.6

Liquidity	122.9	116.9	147.4	122.9	147.4

NIM (Net Interest Margin)	3.0	3.3	3.5	3.1	3.4

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB.

PAST DUE LOANS RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

PAST DUE LOAN COVERAGE = Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

OPERATING EFFICIENCY = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Grupo Financiero Santander México
Notes to financial statements as of June 30, 2013
(Millions of pesos, except for number of shares)
1. Financial Instruments

Financial instruments are constituted as follows:
Accounting Value
Trading Securities:
Bank Securities	1,769
Government Securities	150,632
Private shares	2,313
Shares	6,047
160,761

Securities available for sale:
Bank Securities	503
Government Securities	48,079
Other	5,326
53,908

Securities held until maturity:
Government securities (Cetes especiales)	5,200
5,200

Total Financial Instruments	219,869

2. Repurchase and resale agreements
The repurchase and resale agreements portfolio is constituted as follows:
Net balance
Debit Balances
Bank Securities	4,088
Government Securities	4,818
Total	8,906

Credit balances
Bank Securities	586
Government Securities	120,175
Private Securities	6,615
Total	127,376
(118,470)

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

Issuer / Series	Maturity date	% Rate	Book Value

MX2PPE050004	16-Jul-15	9.91%	3,843
US706451BF73	15-Dec-15	1.88%	1,449
US71656MAF68	28-Sep-15	5.79%	59
US71654QAU67	03-May-19	3.99%	461
US71654QAX07	21-Jan-21	4.42%	399
		Total	6,211

Tier 1 Capital as of June, 2013	76,074
5 % of Tier 1 Capital	3,804

4. Derivative Financial Instruments

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of June 30, 2013, are as follows:

Swaps
Interest Rate	3,133,363
Foreign Exchange	610,275

Futures	Buy	Sell
Interest Rate	55	429,405
Foreign Exchange	1,303	7,402
Index	2,348	2,173

Forward Contracts
Interest Rate	0	900
Foreign Exchange	290,544	3,549
Securities	3,391	7,582

Options	Long	Short
Interest Rate	177,448	202,841
Foreign Exchange	9,600	9,985
Indexes	3,747	3,200
Securities	3,994	3,045
Total for trading	4,236,069	670,083

Hedge
Cash Flow
Interest Rate Swaps	9,225
Foreign Exchange Swaps	23,502

Fair Value
Interest Rate Swaps	8,953
Foreign Exchange Swaps	2,608
Total for hedge	44,288

Total Financial Instruments	4,280,357	670,083

5. Loan Portfolio
The loan portfolio, by type of loan and currency, as of June 30, 2013, is constituted as follows:

	Amount
	Pesos	USD	UDIS	Total

Current loan portfolio

Commercial or business activities	151,796	36,683	1	188,480
Financial entities	779	0	0	779
Governmental entities	18,373	12,592	0	30,965
Commercial loans	170,948	49,275	1	220,224
Consumer loans	63,464	0	0	63,464
Mortgages	70,472	883	1,432	72,787
Total	304,884	50,158	1,433	356,475

6. Past Due Loans
		Amount
	Pesos	USD	UDIS	Total

Commercial or business activities	3,836	63	0	3,899
Commercial loans	3,836	63	0	3,899
Past due consumer loans	2,606	0	0	2,606
Past due mortgages	1,906	229	245	2,380
Total	8,348	292	245	8,885

The analysis of movements in past due loans from January 1 to June 30, 2013, is as follows:

Balance as of December 31, 2012				6,093

Plus: Transfer from current loan portfolio to past due loans				10,666

Collections
Cash			(1,167)
Normalization			(1,428)
Awards			0	(2,595)

Restructured loans				(119)

Charges off				(5,160)
Balance as of June 30, 2013				8,885

7. Allowances for loan losses

The movements in the provision for loan losses, from January 1 to June 30, 2013, are as follows:

Balance as of December 31, 2012	11,580

Allowances created	6,152
Recovery credited to income in prior years	(28)
Charge-offs	(5,160)
Against capital allocation change Rating Methodology	3,445
Exchange rate effect on foreign currency	0
Balance as of June 30, 2013	15,989

The table below presents a summary of charge-offs by type of product as of June 30, 2013:

Product	Charge-offs	Debit Relieves	Total	%

First Quarter
Commercial Loans	464	5	469	20%
Mortgage	213	3	216	9%
Credit Card	893	36	929	39%
Consumer loans	765	21	786	33%
Total	2,335	65	2,400	100%

Second Quarter
Commercial Loans	519	10	529	19%
Mortgage	102	14	116	4%
Credit Card	1254	30	1284	47%
Consumer loans	818	13	831	30%
Total	2,693	67	2,760	100%

2013
Commercial Loans	983	15	998	19%
Mortgage	315	17	332	6%
Credit Card	2147	66	2213	43%
Consumer loans	1583	34	1617	31%
Total	5,028	132	5,160	100%

Allowances for Loan Losses from the Commerce Fund
Pursuant to the Commission's authorization in Official Bulletin No.  601-I-DGSIF "C" - 38625 issued on March, 2001; as of June 30, 2013, there are MX$40 million in allowances for loan losses from the commerce fund, which resulted from the restructuring process of Grupo Financiero Santander. As of December 31, 2012, such allowances totaled Mx$ $55.

During the second quarter of 2013, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans charge-offs	(15)			(15)
Udis reserves actualization and f/x effects	0			0
	(15)			(15)

As part of the Commission's authorization for these reserves, in case there are exit loan portfolio recoveries from previously charged off loans, these recoveries will be recorded in the income statement. During the second quarter of 2013,  charges due to income statement due to recoveries of previously charge off loans amounted Mx$28.

8. Problematic Loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.
As of June 30, 2013, the accounts receivable from the federal government are $349, regarding the early termination of benefit programs granted to bank debtors.

Early termination of the support programs for debtors
On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995- 1998, derived from restructuring of loans, as follows:

1.    Support Program for Mortgages Debtors (Support Program);
2.    Support Program for the Construction of Housing, in the stage of individual loans (Support Program),  and
3.    Agreement on benefits for Mortgages Debtors (Discounts Program)
The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the Commission. The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de México, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the Commission, and they shall comply with all the comments and corrections made by such Commission and they shall deliver all the information requested by the Commission for the fulfillment of the agreement.
Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

10. Average Interest Rates paid on deposits

The average interest rates paid on deposits during June, 2013, is as follows:
	Pesos	USD

Average balance	160,936	19,311
Interest	1,282	3
Rate	1.5840%	0.0340%

11. Bank and other Loans
As of June 30, 2013, banks and other loans are constituted as follows:
		Average
Liabilities	Amount	Rate	Maturity

Loans in Mexican pesos

Call money	1,186	4.00%	3 days
Bank loans	1,505	5.00%	From 3 days to 5 days
Public fiduciary funds	5,122	3.62%	From 2 days to 17 years
Government loans	2,559	4.85%	From 1 day to 6 years
Total	10,371
Loans in foreign currency

Foreign bank loans	9,865	1.07%	From 88 days to 8 years
Call money	6,113	0.39%	3 days
Public fiduciary funds	540	1.03%	From 1 day to 3 years
Development bank loans	137	2.56%	From 4 days to 4 years
Total	16,655

Total Loans	27,026
Accrued Interests	60

Total	27,086

12. Current and Deferred Taxes

Current taxes as of June 30, 2013

Income Tax	2,419
Deferred taxes	(2,072)	(1)
Total Bank	347
Current-deferred taxes from other subsidiaries	1,037
Total Financial Group	1,383

(1) Deferred taxes are broken down as follows:

Global provision	(468)
Fixed Asset	(91)
Net effect from financial instruments	(1,730)
Accrued Liabilities	164
Other	53
Total Bank	(2,072)
Provision for loan losses of subsidiaries, net effect	(691)
Others, subsidiaries	140
Total deferred tax, Financial Group	(2,623)

As of June 30, 2013, Deferred Assets are registered at 89.81% and Deferred Liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	11,306
Other concepts	5,081
Total Deferred Tax (net)	16,388

Deferred taxes registered in balance sheet accounts	14,672
Deferred taxes registered in memorandum accounts	1,716

13. Other operating income (expenses)

The main items that constitute the balance of Other Income (Expenses) account, as of June 30, 2013, are the following:

Concept:
Recoveries of previously charged-off loans	1,001
Write-offs of liabilities and reserves	151
Profit from sale of foreclosed assets	68
Interests on employees' loans	63
Technical Advisory	51
Expenses on collections	(228)
Write-offs	(282)
Provisions for legal and fiscal contingencies	(28)
Foreclosed assets reserve	(13)
Provision and payments to IPAB (Indemnity)	(6)
Others	93
870

14. Capitalization Ratio
Banco Santander (México), S.A.

Table I.1
Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation
Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Results from previous fiscal years	48,517
3	Other elements of comprehensive income (and other reserves)	18,055
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	101,370
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,589
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	1,962
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	7
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	27

19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	1,056
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	20,655
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	17,727
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	718
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	2,210
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	25,295
29	Level 1 Common Capital (CET1)	76,074
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital

40 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	76,074
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	0
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	0
51	Level 2 capital before regulation adjustments	0
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

55 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	0
59	Total stock (TC = T1 + T2)	76,074
60	Assets weighted by total risk	498,996
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	15.25%
62	Level 1 Stock (as percentage of assets weighted by total risks)	15.25%
63	Total capital (as percentage of assets weighted by total risks)	15.25%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	8.25%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basel 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)

72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	8,769
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	0
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	0
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

Table I.2
Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments
Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3
Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.

4
Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.

5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed deferred profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed deferred profit taxes.

11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.

13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15
Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed deferred taxes to profit that correspond that have not been applied in any other regulatory adjustment.

16*
The amount of the investment in any share acquired by the Institution: pursuant with the provisions of the Law according to the provisions of fraction I item d) of Article 2 Bis 6 hereof; through indexes

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction (incomplete)

17*
Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation (incomplete)

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.

18*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.

19*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.

20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

21
The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed deferred profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.

22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.
The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.

B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.

D.
Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

E.
Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.
Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of  shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.

H.
Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Deferred charges and early payments, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited deferred profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.
The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.

27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.

29	Line 6 minus line 28.
30
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.

31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33
Subordinated obligations computed as basic capital 2, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)

34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 nor in basic capital 2 and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.

47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50
Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.

51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	Report 7%

65	Report 2.5%
66	Does not apply. There is no requirements that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirements that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

70
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

71
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75
The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited deferred profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.

76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78
Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.

79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.
Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1
Impact in Net Capital due to the procedure provided by Article 2 Bis 9 of CUB

Capital Concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Basic Capital 1	76,074	15.25%	0	76,074	15.25%
Basic Capital 2	0	0.00%	0	0	0.00%
Basic Capital	76,074	15.25%	0	76,074	15.25%
Complementary Capital	0	0.00%	0	0	0.00%
Net Capital	76,074	15.25%	0	76,074	15.25%
Assets Weighted Subject to Total Risks (APSRT)	498,996	Not applicable	Not applicable	498,996	Not applicable
Capitalization Index	15.25%	Not applicable	Not applicable	15.25%	Not applicable

Table III.1
Net Capital Ratio of the balance sheet
Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	833,409
BG1	Available	84,961
BG2	Margin accounts	2,478
BG3	investment in securities	219,042
BG4	Repurchase debtors	6,010
BG5	Securities loan	0
BG6	Derivatives	72,043
BG7	Valuation adjustments for financial assets hedging	64
BG8	Total credit portfolio (net)	341,604
BG9	Benefits to be received in securitization transactions	0
BG10	Other accounts receivable (net)	69,679
BG11	Assets awarded (net)	62
BG12	Real property, furniture and equipment (net)	4,097
BG13	Permanent investments	20,071
BG14	Long term assets available for sale	0
BG15	Deferred taxes and PTU (net)	8,769
BG16	Other assets	4,529
	Liability	732,039
BG17	Traditional savings	409,815
BG18	Interbank loans and from other entities	27,086
BG19	Repurchase creditors	128,995
BG20	Securities loan	0
BG21	Sold or pledged collaterals	18,316
BG22	Derivatives	73,499
BG23	Valuation adjustments for financial liability hedging	0
BG24	Obligations in securitization transactions	0
BG25	Other accounts payable	73,664
BG26	Outstanding subordinated obligations	0
BG27	Deferred taxes and PTU (net)	0
BG28	Deferred credits and early collection	666
	Shareholders' Equity	101,370
BG29	Paid-in capital	34,798
BG30	Earned capital	66,572
	Accounts in order	4,626,615
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	32,634
BG33	Credit compromises	62,503
BG34	Property in trust or mandate	123,138
BG35	Federal Government financial agent
BG36	Property under guardianship or receivership	3,932,228
BG37	Collaterals received and sold or given in guarantee by the entity	60,387
BG38	Collaterals received and sold or given in guarantee by the entity	34,568
BG39	Investment banking transactions on account of third parties (net)	0
BG40	Accrued interest not collected resulting from the expired credit portfolio	1,136
BG41	Other registry accounts	380,021

Table III.2
Regulatory concepts considered in the calculation of Net Capital components
Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,589	BG16= 4,529 Minus: deferred charges and early payments 718; early payments that are computed as risk assets 225; intangibles 1,962; other assets are computed as risk assets 36
2	Other Intangibles	9	1,962	BG16= 4,529 Minus: deferred charges and early payments 718; early payments that are computed as risk assets 225; intangibles 1,589; other assets that are computed as risk assets 36
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitization transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0

6	Investment in shares of the institution	16	7	BG3= 219,042 Minus: Reciprocal investments in common capital 27; securities investments computed as risk assets 219,008
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	27	BG3 = 219.042 Minus: Investments in shares of the institution 7; Investments in securities risk assets computed as 219.008
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	1,056	BG15 = 8,769 Less: amount computed as 7,713 active risk
13	Reserves acknowledged as complementary capital	50	0	BG 8= Credit Portfolio (gross) 342,921
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 20,071 Minus: Permanent investments in subsidiaries 19,937: permanent investments in related 110; other investments that are computed as risk assets 24

16	Investments in related companies	26 - E	17,727	BG13= 20,071 Minus: Permanent investments in subsidiaries 2,210; permanent investments in related 110; other investments that are computed as risk assets 24
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0
20	Deferred charges and installments	26 - J	718	BG16= 4,529 Minus: early payments that are computed as risk assets 225; intangibles 3,550; other assets that are computed as risk assets 36
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	2,210	BG13= 20,071 Minus: permanent investments in subsidiaries 17,727; permanent investments in related 110; other investments that are computed as risk assets 24
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15
28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as basic capital 2	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitory that compute as complementary capital	46

33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Result of previous years	2	48,517	BG30= 66,572 Minus: other earned capital elements 18,055
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	18,055	BG30= 66,572 Minus: Result of previous years 48,517
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
	Accounts in order
43	Positions in First Losses Schemes	26 - K
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56

Table III.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"
Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited deferred profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6
Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.

7
Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.

8	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.

10	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited deferred profit taxes originating from temporary differences.
13
Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.

14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15
Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

16
Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18
Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.

19
Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

20	Deferred charges and early payments.
21	Workers' share in credited deferred profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23
Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.

24	Owed deferred taxes to profit originating from temporary differences related to commercial credit.
25	Owed deferred taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed deferred taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed deferred profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as basic capital 2.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed deferred profit taxes originated from temporary differences related to deferred charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.

38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to  the provisions of fraction I item c) of Article 2 Bis 6 hereof.

46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
48	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in C5 of the form included in section II hereof.

Table IV.1
Positions exposed to market risks per risk factor
Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	99,307	7,945
Transactions with debt instruments in national currency with surtax and reviewable rate	5,030	402
Transactions in national currency with real rate or denominated in UDIs	9,380	750
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	3,798	304
Positions in UDIs or with yield referred to INPC	87	7
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	17	1
Transactions in foreign currency with nominal rate	5,567	445
Positions in foreign currency or with yield indexed to the exchange rate	848	68
Positions in shares or with yield indexed to the price of one share or set of shares	827	66

Table IV.2
Assets weighted subject to credit risk by risk group
Concept	Assets weighted by risk	Capital Requirement
Group I (weighted to 0%)	0	0
Group I (weighted to 10%)	0	0
Group I (weighted to 20%)	0	0
Group II (weighted to 0%)	0	0
Group II (weighted to 10%)	0	0
Group II (weighted to 20%)	0	0
Group II (weighted to 50%)	0	0
Group II (weighted to 100%)	0	0
Group II (weighted to 120%)	0	0

Group II (weighted to 150%)	0	0
Group III (weighted to 2.5%)	0	0
Group III (weighted to 10%)	236	19
Group III (weighted to 11.5%)	33	3
Group III (weighted to 20%)	17,811	1,425
Group III (weighted to 23%)	4,915	393
Group III (weighted to 50%)	178	14
Group III (weighted to 57.5%)	4,668	373
Group III (weighted to 100%)	0	0
Group III (weighted to 115%)	0	0
Group III (weighted to 120%)	0	0
Group III (weighted to 138%)	0	0
Group III (weighted to 150%)	0	0
Group III (weighted to 172.5%)	0	0
Group IV (weighted to 0%)	0	0
Group IV (weighted to 20%)	4,921	394
Group V (weighted to 10%)	0	0
Group V (weighted to 20%)	520	42
Group V (weighted to 50%)	373	30
Group V (weighted to 115%)	7,587	607
Group V (weighted to 150%)	12	1
Group VI (weighted to 20%)	0	0
Group VI (weighted to 50%)	13,579	1,086
Group VI (weighted to 75%)	6,523	522
Group VI (weighted to 100%)	16,909	1,353
Group VI (weighted to 120%)	0	0
Group VI (weighted to 150%)	0	0
Group VI (weighted to 172.5%)	0	0
Group VII-A (weighted to 10%)	0	0
Group VII-A (weighted to 11.5%)	0	0
Group VII-A (weighted to 20%)	16,585	1,327
Group VII-A (weighted to 23%)	20	2
Group VII-A (weighted to 50%)	11,293	903
Group VII-A (weighted to 57.5%)	0	0
Group VII-A (weighted to 100%)	123,412	9,873
Group VII-A (weighted to 115%)	938	75
Group VII-A (weighted to 120%)	0	0
Group VII-A (weighted to 138%)	0	0
Group VII-A (weighted to 150%)	705	56
Group VII-A (weighted to 172.5%)	65	5
Group VII-B (weighted to 0%)	0	0
Group VII-B (weighted to 20%)	0	0
Group VII-B (weighted to 23%)	0	0
Group VII-B weighted to 50%)	0	0
Group VII-B weighted to 57.5%)	0	0
Group VII-B (weighted to 100%)	9,170	734
Group VII-B (weighted to 115%)	0	0
Group VII-B (weighted to 120%)	0	0
Group VII-B (weighted to 138%)	0	0
Group VII-B (weighted to 150%)	0	0
Group VII-B (weighted to 172.5%)	0	0
Group VIII (weighted to 125%)	3,356	268
Group IX (weighted to 100%)	53,641	4,291
Group IX (weighted to 115%)	1,241	99
Group X (weighted to 1250%)	306	25

Other Assets (weighted to 0%)	0	0
Other Assets (weighted to 100%)	23,153	1,852
Securitization with Risk Degree 1 (weighted at 20%)	0	0
Securitization with Risk Degree 2 (weighted at 50%)	0	0
Securitization with Risk Degree 3 (weighted at 100%)	0	0
Securitization with Risk Degree 4 (weighted to 350%)	0	0
Securitization with Risk Degree 4, 5, 6 or Non-qualified (weighted to 1250%)	0	0
Re-securitization with Risk Degree 1 (weighted at 40%)	0	0
Re-securitization with Risk Degree 1 (weighted at 100%)	0	0
Re-securitization with Risk Degree 1 (weighted at 225%)	0	0
Re-securitization with Risk Degree 1 (weighted at 650%)	0	0
Re-securitization with Risk Degree 5, 6 or Not qualified (weighted at 1250%)	0	0

Table IV.3
Assets weighted subject to operational risk
Assets weighted by risk	Capital Requirement
51,983	4,159

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
34,591	27,724

Table V.1
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A.
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A.
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A.
16	Subsequent early payment dates	N.A.
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No

20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Instrument convertibility rate	N.A.
28	Type of convertibility financial instrument	N.A.
29	Instrument issuer	N.A.
30	Write-down clause	No
31	Conditions for write-down	N.A.
32	Degree of write-down	N.A.
33	Temporality of write-down	N.A.
34	Mechanism for temporary write down	N.A.
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A.

Table V.1.2
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating Subsidiaries
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A.
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A.
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A.
16	Subsequent early payment dates	N.A.
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory

21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Instrument convertibility rate	N.A.
28	Type of convertibility financial instrument	N.A.
29	Instrument issuer	N.A.
30	Write-down clause	No
31	Conditions for write-down	N.A.
32	Degree of write-down	N.A.
33	Temporality of write-down	N.A.
34	Mechanism for temporary write down	N.A.
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A.

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7
Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.

8
Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Basic 1 or Basic 2; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.

9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de México.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.

16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19
Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.

20
issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)

21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

15. Risk Diversification
Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to  credit risk transactions as of June 30, 2013, is provided:

- At June 30, 2013 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $15,204.7, representing the 19.68% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that the institution offers to clients; that is, the funds obtained from checking accounts and term deposits from customers.

With respect to external sources of liquidity, the institution has several alternatives to access to debt and capital markets, i.e., the bank obtains resources through the issuance of debt securities, loans from other institutions, including the Central Bank and international institutions, as well as the issuance of subordinate debt and other capital securities.

The bank may obtain liquidity also via repurchase and resale agreements on securities (reportos) possessed by the bank. Also, the bank may obtain funds via the sale of assets.

17. Dividends Policy

The institution performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by the Institution. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

18. Treasury Policies

The activities of the bank’s treasury are performed pursuant to the following:

a)
In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)
Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%
Gestión Santander, S.A. de C.V.	100.00%
PENDIENTE

20. Internal Control

The activities of Grupo Financiero Santander are governed by a series of guidelines established by Banco Santander (España), the holding company of Grupo Financiero Santander, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, the Group has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction for Media

➢	Deputy General of Human Resources

➢	Counsel for Legal Affairs

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars and Small Enterprises Banking

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

▪	Deputy General Director of Credit

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Institutional Relations and Communications

▪	Executive Direction of Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of the group.

The Organization area, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of the Bank has to follow.

The structure of the Group includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of the Group, the appointment of directors and the constitution of committees that are to supervise the development of the activities of the Group.

The committees that supervise the development of the entities that constitute the Group, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Integral Risk management Committee

▪	Regulatory Compliance Committee

▪	Communication and Control Committee

▪	Remunerations Committee

The registration, control and storage of the daily activities of the Group is carried out by systems mainly designed and focused on the banking and brokerage activity. the common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of  Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in  ALTAIR. Such platforms comply with the parameters stipulated by the National banking and Exchange Commission with respect to reliability and accuracy.

Grupo Financiero Santander is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of the institution has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within the Group, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of the Group are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute the Group and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system according to the requirements of the Directive UNE-EN ISO 9001:2008 and it is focused towards customer satisfaction under an approach of continuous improvement of procedures.

In summary, Internal Control of the Group includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

21. Accounting Differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in Mexico	8,861

Temporary differences in classification and assessment of repurchase and resale agreements and securities	(120)	(a)

Income and expenses from the Head Office	279	(b)

Other differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain	522

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	9,542

(a) According to the local regulations, as of September 30, 2008, the market variation of securities classified as securities for trade was registered in the income statement; for Spain, such securities are classified as available for sale and, pursuant to the Circular issued by Bank of Spain, its valuation is registered in stockholders' equity until their realization.

(b) Allocation of corporate income and expenses performed by the Head Office to its subsidiaries, pursuant to the rules and policies of Banco Santander España.

22. Transactions with Related Parties

Assets
Cash and due from banks	292
Derivatives	17,829
Loan Portfolio (net)	2,615
Other account receivables	5,909

Liabilities
Time deposits	403
Credit instruments issued	1,636
Credit balance on repurchase and resale agreements	891
Bank and other loans	200
Derivatives	21,468

Other accounts payable	2,623
Credit balance on settlement of transactions	1,917

Earnings
Interest collected	56
Commissions collected	2,105
Transactions with derivative financial instruments	39,493

Expenses
Interests paid	26
Administration expenses	163
Transactions with derivative financial instruments	38,672
Technology Services	830
Commissions and fees paid	11

23. Interests on Loan portfolio

As of June 30, 2013, the Income Statement includes in the item "Earnings from loans" $19,711 million pesos that correspond to interests from the loan portfolio of  Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM ER and Santander Hipotecario, S.A. de C.V. SOFOM ER.

25. Integral Risk Management

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by the institution for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of the institution and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of the institution, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of the institution, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify, measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to the position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. The institution has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Portfolios for Trade

In order to measure the risk in a global approach, the methodology of Value at Risk (VaR) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of June, 2013 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of pesos)%
Trading Desks	62,931.92	0.08%
Market Making	47,955.81	0.06%
Prop Trading	54,317.26	0.07%

Risk factor	62,931.92	0.08%
Interest rate	61,002.79	0.08%
Foreign exchange	12,614.09	0.02%
Equity	10,771.66	0.01%

 The Value at Risk for the average quarter of 2013 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of pesos)%
Trading Desks	90,295.42	0.12%
Market Making	62,058.90	0.08%
Prop Trading	48,373.39	0.06%

Risk factor	90,295.42	0.12%
Interest rate	85,039.24	0.11%
Foreign exchange	10,749.67	0.01%
Equity	21,401.80	0.03%

*  % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Management of Assets and Liabilities

Commercial banking activities of the institution generate important balance sheet amounts.  The Assets and Liabilities Committee (ALCO) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of the institutions, sensitivity to financial margin (NIM) and net worth value (MVE) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity 1% NIM				Sensitivity 1% MVE
Bank and Brokerage	Apr-13	May-13	Jun-13	Average	Apr-13	May-13	Jun-13	Average
Balance MXN GAP	90%	71%	80%	81%	57%	73%	69%	67%
Balance USD GAP	30%	42%	29%	34%	5%	2%	2%	3%

Using simulation techniques, the predictable value of the financial margin and the net worth value are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios.

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in variable interest, open foreign currency positions, sensitivity of financial margin and sensitivity of net worth  value.

Liquidity Risk

Liquidity risk is related to the ability of the institution to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

The institution carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial.  Liquidity Risk is limited in terms of an accrued liquidity level during one month and in terms of a stipulated liquidity ratio.

	Liquidity Ratio
Bank and Brokerage	Apr-13	May-13	Jun-13	Average
Balance MXN GAP	44%	42%	39%	42%
Balance USD GAP	17%	12%	17%	15%

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in the institution is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, institutions and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for the institution. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

The institution has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default. The system allows the calculation of the probability for the different loans portfolios.

a.
The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basel Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (LGD) and “Exposure at Default” (EAD) stipulated in Basel, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (PE) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk the Institution assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Kondor Global Risk (KGR) system, which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines the Equivalent Credit Risk (REC) is used. REC is an estimate of the amount the institution may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for the institution, and it is measured as the market value of the transaction (MtM).  In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (RPA), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once the institution has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, and on a quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non-authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutions Banking, Large Enterprises Unit, Project Finance.

Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander as of the end of June, 2013, is concentrated on 91.96% in the Sovereign Risk segment, Development Banking and Financial Institutions, 7.50% in the Corporate segment and 0.54% in the Companies segment.

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander at the end of June, 2013, which corresponds to derivative transactions is 9,578 million USA dollars Gross REC. Depending on the type of derivative, we present an amount in rate derivatives of 5,564 million USA dollars Gross REC, in derivatives exchange rate is 3,880 million USA dollars Gross REC, in derivatives on bonds of 3 million USA dollars Gross REC and equity derivatives 131 million USA dollars Gross REC.

The quarterly average Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the period April-June, 2013 was 21,639.09 million USA Dollars REC in the Sovereign Risk, Development Banking and Financial Institutions segment, 1,824.79 million USA Dollars REC in Corporate segment and 128.69 million USA Dollars REC in the companies segment.

The Expected Loss of Grupo Financiero Santander at the end of June, 2013, is concentrated in 30.23% in the Sovereign Risk, development Banking and Financial Institutions segment; 59.49% in the Corporate segment and 10.28% in the Companies segment.

The quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of the institution, for the period April – June, 2013 was 2.87 million USA Dollars in the Sovereign Risk, Development Banking and Financial Institutions segment, 6.62 million USA Dollars in the Corporate segment and 0.92 million USA Dollars in the Companies segment.

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the institution has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions at the end of June, 2013, the 85.15% is concentrated in cash collateral and the remaining 14.85% collateral refer to bonds issued by the Mexican Federal Government.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, the institution has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against the institution and the application of fines, with respect to the transactions carried out by the Institution.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against the Institution and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of the Institution.

The Institution has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Item 2

2Q.13 I Earnings Presentation

Grupo Financiero Santander M[]xico, S.A.B. de C.V.

Mexico

Mexico City, July 31(st) 2013

Safe Harbor Statement

Grupo Financiero Santander M[]xico cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation;
exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the
United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de M[]xico); inflation; deflation;
unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in
Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes;
changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the
U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.
Note: The information contained in this presentation is not audited.
Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National
Banking and Securities Commission (Comisi[]n Nacional Bancaria y de Valores)
for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated.
Historical figures are not adjusted by inflation.

A Slight Deceleration in Growth Rates in 2Q13, Reflecting the Continued
Economic Slowdown in Mexico

YoY growth in core segments

* Consumer(1) 12.5%* SMEs  42.6% * Mortgages   13.3%

Prudent risk management

* NPL ratio   2.4% * Cost of risk 3.4%

Focus on operating efficiency and profitability

* Efficiency ratio(2)  39.2% * ROAE(3)   18.5%

Further strengthened the SanMex franchise
* Acquired ING Hipotecaria's mortgage portfolio(4) * Continued branch network expansion

One of the most profitable banking franchises in Mexico

Source: Company filings CNBV GAAP
Notes:  1) Includes credit cards, payroll and personal loans
  2) Annualized opex / Annualized income before opex and allowances 2   3) ROAE
excluding declared dividends from equity
  4) This transaction s subject to customary regulatory approvals and is expected to close in the second half of 2013

Mexico's Economic Deceleration Since the Start of the Year[]
5.4

GDP (% Annual Growth)

3.6*

-6.5

2009 2010 2011 2012 2013E 2014E

Inflation 3.6 (% Annual)

Interest Rate (CETEs)

4.413.5
2009 2010 2011 2012 2013E 2014E
3.
Exchange Rate (Avg MXN/USD)

2009 2010 2011 2012 2013E 2014E

2009 2010 2011 2012 2013E 2014E

Source: GDP -- INEGI
  CETE, Inflation, Exchange Rate -- BANXICO   Estimates -- SANTANDER
Notes: *Original estimate

3

GDP (% Annual Growth)

5.5
3.9
3.9
3.6*
2.6
3.8
-6.5
2009
2010
2011
2012
2013E
2014E

Interest Rate (CETEs)

5.4
4.5
4.5
4.5
4.0
4.1
2009
2010
2011
2012
2013E
2014E

Inflation (% Annual)

3.6
4.4
3.8
3.6
3.9
3.7
2009
2010
2011
2012
2013E
2014E

Exchange Rate (Avg MXN/USD)

13.5
12.6
12.4
13.2
12.5
12.2
2009
2010
2011
2012
2013E
2014E

Notes: *Original estimate

3

Santander

4

Source: CNBV Banks as of May 2013 -- Billions of Pesos. Notes: 1) Includes
government and financial entities  2) Includes credit cards, payroll and personal loans

[]Has Affected Loan Growth Rates throughout Mexico's Financial System

                                1,635 1,701 1,704 1,711 1,614
Commercial(1) Consumer(2) 597 Mortgages 608
538 568

                                                             +10% +6% +15%

                                                                         5.2%
5.7% 5.0% 3.4% 4.1%
1.9% 2.7% 2.7% 1.9% 1.9% 2.2%
1.3% 1.8% 1.9% 0.1%
2,583 2,751 2,777 2,646
2Q12 3Q12 4Q12 1Q13 May'13 2Q12 3Q12 4Q12 1Q13 May'13 2Q12 3Q12 4Q12 1Q13
May'13

QoQ Growth

Volume

Total Loans

+9%

3.5%

             4.0% 2.4%
             1.9% 0.9%

2Q12 3Q12 4Q12 1Q13 May'13

[] Significant deceleration in 1H13 affecting all economic sectors [] Economic recovery expected in 2H13, principally driven by: * Stronger expected US economic growth * Normalization of public expenditure in Mexico * Pending infrastructure and social housing investments to drive further economic growth, starting 2014 * Proposed fiscal and energy reforms to enhance medium and long term growth prospects [] Fundamentals in Mexico remain solid

Commercial[1]
+6%
1,614
1,635
1,701
1,704
1,711
3.4%
1.3%
4.1%
0.1%
1.9%
2Q12
3Q12
4Q12
1Q13
May'13

Consumer[2]
+15%
538
568
597
608
619
5.2%
5.7%
5.0%
1.9%
1.9%
2Q12
3Q12
4Q12
1Q13
May'13

Mortgages
+10%
431
443
453
465
474
1.8%
2.7%
2.2%
2.7%
1.9%
2Q12
3Q12
4Q12
1Q13
May'13
QoQ Growth
Volume

Total Loans
+9%
2,583
2,646
2,751
2,777
2,829
3.5%
2.4%
4.0%
0.9%
1.9%
2Q12
3Q12
4Q12
1Q13
May'13

4

Santander

Loan Growth at Santander Mexico In Line with Market Trends...

Total Loans

+8%

                                 Corporates  350,683 352,267 365,360  338,905
343,383 +4% Retail
(-5)%

+12%

2Q12 3Q12 4Q12 1Q13 2Q13

2Q12 2Q13

SMEs SMEs
Middle-
8% 10%
Consumer Middle-Market Consumer Market
           7% 23% 8% 23% Credit Cards 10% Credit Cards 10% Govand FinEnt
Corporates Govand FinEnt Corporates 11% 22% 9% 19% Mortgages Mortgages 19% 21%

Source: Company filings CNBV GAAP

5

Total Loans

+8%
338,905
343,383
350,683
352,267
365,360
+4%
(-5)%
+12%
2Q12
3Q12
4Q12
1Q13
2Q13
Corporates
Retail

2Q12

SMEs 8%
Consumer 7%
Middle-Marke 23%
Credit Cards 10%
Gov&FinEn 11%
Corporates 22%
Mortgages 19%

2Q13

SMEs 10%
Consumer 8%
Middle-Market 23%
Credit Cards 10%
Gov&FinEn 9%
Corporates 19%
Mortgages 21%

Source: Company filings CNBV GAAP

5

Santander

[] Driven by Solid Growth in Individual Loans, Despite Taking a66,348 68,247
More Conservative Approach in Consumer Loans[]

Individual Loans 35,263
33,001
2Q12 125,100 +13% 141,237 2Q13

Mortgages Credit Cards Consumer(1)

         Personal +13% Payroll

                                +16% +3%

+3%
+8%

26,786 26,538 27,050 27,817
25,751 +3%

2Q12 3Q12 4Q12 1Q13 2Q13 2Q12 3Q12 4Q12 1Q13 2Q13 2Q12 3Q12 4Q12 1Q13 2Q13

[] Above market growth rate [] Above market growth rate [] Conservative growth
aligned   to prudent risk management [] Agreement to acquire ING's[] Driven by client pre- approach mortgage portfolio in Mexico, to authorization model strengthen position as #2 player

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Individual Loans

2Q12 125,100 → +13% → 141,237 2Q13

Mortgages

+13%
66,348
68,247
70,876
72,806
75,167
+3%
2Q12
3Q12
4Q12
1Q13
2Q13

- Above market growth rate
- Agreement to acquire ING's mortgage portfolio in Mexico, to strengthen position as **#2** player

Credit Cards

+16%
33,001
35,263
37,301
37,117
38,253
+3%
2Q12
3Q12
4Q12
1Q13
2Q13

- Above market growth rate
- Driven by client pre-authorization model

Consumer[1]

Personal
Payroll
+8%
25,751
26,786
26,538
27,050
27,817
+3%
2Q12
3Q12
4Q12
1Q13
2Q13

- Conservative growth aligned to prudent risk management approach

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Santander

7

Source: Company filings CNBV GAAP

[] and Continued Growth in Commercial Loans, Driven by a Strong

Performance in Middle-Market and SMEs

                                             84,221 76,828 77,117 Commercial
Loans77,267 79,019

2Q12 213,805 +5% 224,123 2Q13

Middle-Market SMEs

+10%

30,816 32,777
+7%
26,492 +43%

+8%

74,326
2Q12 3Q12 4Q12 1Q13 69,414 2Q13 2Q12 66,808 3Q12 4Q12 1Q13 2Q13 70,392
63,055 39,116
Corporates Government 36,160 and  Fin Entities 35,740 -5% -12%

+12%
-17%

2Q12 3Q12 4Q12 1Q13 2Q13 2Q12 3Q12 4Q12 1Q13 2Q13

Performance in Middle-Market and SMEs

Commercial Loans

2Q12 213,805 → +5% → 224,123 2Q13

Middle-Market

+10%
76,828
77,117
77,267
79,019
84,221
+7%
2Q12
3Q12
4Q12
1Q13
2Q13

SMEs

+43%
26,492
30,816
32,777
35,120
37,766
+8%
2Q12
3Q12
4Q12
1Q13
2Q13

Corporates

-5%
74,326
69,414
66,808
63,055
70,392
+12%
2Q12
3Q12
4Q12
1Q13
2Q13

Government & Fin Entities

-12%
36,160
35,740
39,116
38,100
31,744
-17%
2Q12
3Q12
4Q12
1Q13
2Q13

Source: Company filings CNBV GAAP

7

Santander

Strong Deposit Base Continues to[]

Total Deposits

+14%
+7%
362,452 374,920 378,690
        330,875 336,289 +1% 218,593 204,606 40% 42%  Term 38% 42% Demand 42%

Demand 62% 58% 58% 60% 58%

2Q12 3Q12 4Q12 1Q13 2Q13 2Q12 2Q13

+27%

[] Growth in term and demand deposits 160,097
126,269
[] Campaigns targeting commercial deposits  Term*

[] Specific services for our "Select" (VIP) client base

[] Branch expansion starts contributing to deposit growth

2Q12 2Q13

Source: Company filings CNBV GAAP

Notes: * Includes money market 8

Strong Deposit Base Continues to…

Total Deposits

+14%
330,875
336,289
362,452
374,920
378,690
+1%
Term
Demand
38%
62%
42%
58%
42%
58%
40%
60%
42%
58%
2Q12
3Q12
4Q12
1Q13
2Q13

Demand
+7%
204,606
218,593
2Q12
2Q13

Term*
+27%
126,269
160,097
2Q12
2Q13

Source: Company filings CNBV GAAP

Notes: * Includes money market

8

Santander

[]Underscore the Liquidity Profile and Further Support Loan Growth

Net Loans to Deposits(1)

- 6.8 pp

99.1% 98.7% 93.6% +1.5 pp
90.8% 92.3% [] Strengthened debt maturity profile

[] Maintained a healthy loan to deposit ratio

2Q12 3Q12 4Q12 1Q13 2Q13

Debt Maturity

TOTAL: $33,849

4,550

2013 2014 2015 2016 2021 2022

Source: Company filings CNBV GAAP

Notes: 1) Loans net of allowances divided by total deposits (Demand + Term) 9

…Underscore the Liquidity Profile and Further Support Loan Growth

Net Loans to Deposits[1]

- 6.8 pp
+1.5 pp
99.1%
98.7%
93.6%
90.8%
92.3%
2Q12
3Q12
4Q12
1Q13
2Q13

Debt Maturity

TOTAL: $33,849
4,550
10,740
4,100
1,700
12,759
2013
2014
2015
2016
2021
2022

Source: Company filings CNBV GAAP

9

Santander

Pick-up in Net Interest Income with NIM above 5%...

NIM

Net Interest Income and NIM(1) > 5.0%

+6%

+3% [] NIM increased 18 bps YoY

                           [] NII grew 6% YoY, principally due to: * Core
retail business: +15% 5.05 * Corporate loans: -30% * Investment in securities:
-24% 4.87 [] Partially compensated by: * Interest expense: -2.4%[] NII up 3%
QoQ

2Q12 3Q12 4Q12 1Q13 2Q13

Source: Company filings CNBV GAAP
   10 Notes: 1) Financial margin divided by daily average interest earnings assets

NIM > 5.0%

Net Interest Income and NIM[1]

+6%
8,394
8,582
8,812
8,636
8,899
+3%
5.05
4.87
2Q12
3Q12
4Q12
1Q13
2Q13

Source: Company filings CNBV GAAP

10

Santander

[]Together with Higher Net Commissions and Fees Driven by Credit Cards,
Insurance and Corporates, Despite Lower Volume Growth[] 3,227

2,761
Net Commissions and Fees

4% -1%
+11% 7% Credit Cards
26%
Insurance
10%
-5% Cash Mangmt* Investment funds

Financial Advisory

26% Cap Mkts and  Sec
26%
Others

2Q12 3Q12 4Q12 1Q13 2Q13

Var YoY

2Q12 1Q13  2Q13 $$ %

Credit Cards 551 852 811 260 47% Insurance 714 791 814 100 14% Cash Management*
768 777 802 34 4% Investment Funds 366 306 314 -52 -14% Financial Advisory 236
418 227 -9 -4% Cap Mkts and  Sec 122 135 127 5 4% Others 4 - 61 - 43 -47 -

 Net commissions and fees 2,761 3,218 3,052 291 11%

Source: Company filings CNBV GAAP
   11
Notes: * Includes fees from: collections and payments, account management, foreign trade and checks

Net Commissions and Fees

+11%
2,761
2,964
3,227
3,218
3,052
-5%
2Q12
3Q12
4Q12
1Q13
2Q13

26%
26%
26%
10%
7%
4%
1%
Credit Cards
Insurance
Cash Mangmt*
Investment funds
Financial Advisory
Cap Mkts & Sec
Others

Source: Company filings CNBV GAAP

11

Santander

[] Contributed to an 18% YoY Increase in Gross Operating Income
                                                         12,464 12,452 11,260
Gross Operating Income*

+18% 10%

Financial Margin
+3%
23%
Net commissions and fees

Net gain (loss) on financial
67% assets and liabiities

2Q12 3Q12 4Q12 1Q13 2Q13

Var YoY

2Q12 1Q13  2Q13 Var $$ Var %

Financial Margin 8,394 8,636 8,899 505 6% Net commissions and fees 2,761 3,218
3,052 291 11% Net gain (loss) on financial assets and liabilities 105 1,049
1,308 1,203 -

 Gross Operating Income* 11,260 12,903 13,259 1,999 18%

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income. 12

Gross Operating Income*

+18%
11,260
12,464
12,452
12,903
13,259
+3%
2Q12
3Q12
4Q12
1Q13
2Q13

10%
23%
67%
Financial Margin
Net commissions and fees
Net gain (loss) on financial assets and liabiities

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income.

12

Santander

Healthy Asset Quality Despite Negative Impact from Homebuilders

Loan Loss Reserves (LLR) Cost of Risk(1)

Non-recurring* 2,535 +0.2 pp
+19%
1,994 3,348 3.4% 3.2%
2,948 2.8% []3.3% 2.6% 2.4% 3.7% []3.4% 3.5% 3,018 3.1% 3.2% 2.4%

NPLs

2Q12 3Q1 Consumer**

Credi t Ca rd[] ex-homebuilders provisioning

Mortgages Commercial SMEs

Total Loans

Total Loans (ex-homeb

Source: Company filings CNBV GAAP
Notes: 1) Annualized loan loss reserves divided by average loans
 *Non-recurring: 2Q13 = 330 million related to homebuilders provisions / 13
4Q12 = 100 million non-recurring provision from project finance  **Commercial
NPLs reflect the exposure to homebuilders

Healthy Asset Quality Despite Negative Impact from Homebuilders

Loan Loss Reserves (LLR)

Non-recurring*
+19%
1,994
2,535
2,948
2,804
3,348
330
3,018
2Q12
3Q12
4Q12
1Q13
2Q13

Cost of Risk[1]

+0.2 pp
2.4%
2.6%
2.8%
3.2%
3.4%
3.3%
3.7%
3.4%
2.4%
3.1%
3.5%
3.2%
2Q12
3Q12
4Q12
1Q13
2Q13
For the Quarter
ex-homebuilders provisioning

NPLs	2T12	1T13	2T13	Var AaA (pb)	Var TaT (pb)
Consumer**	2.91%	3.52%	3.94%	104	42
Credit Card	2.87%	2.95%	3.53%	65	57
Mortgages	2.91%	3.24%	3.17%	26	-7
Commercial	0.74%	1.02%	2.03%	129	100
SMEs	2.00%	2.20%	2.40%	40	20
Total Loans	**1.46%**	**1.83%**	**2.43%**	**97**	**60**
Total Loans (ex-homebuilders)	1.46%	1.83%	1.98%	52	15

Source: Company filings CNBV GAAP

**Commercial NPLs reflect the exposure to homebuilders

13

Santander

Strong Expense Management while Growing the Business

Administrative 4,535 and  Promotional Expenses Expenses

+17%

               5,996 8% 5,157
0% 12% Personnel Admin expenses*
7% 45%
Leaseholds

Others**

Dep and amortization
28%

2Q12 3Q12 4Q12 1Q13 2Q13

Var YoY

2Q12 1Q13 2Q13 Var $$ Var %

Personnel 2,139 2,350 2,392 253 12% Admin expenses* 1,231 1,382 1,521 290 24%
Leaseholds 326 367 352 26 8% Others** 466 807 622 156 33% Dep and amortization
373 382 427 54 14%

 Admin and prom expenses 4,535 5,288 5,314 779 17%

[] Starting in 1Q13 Expenses are Normalized in order to Reduce Volatility in the Year

Source: Company filings CNBV GAAP
Notes: * Includes: Credit cards, IT, professional fees, taxes (VAT) and duties,
IPAB and armored car services.
  **Includes: Maintenance, office utilities, traveling expenses, and marketing, among others.14

Reported Profitability Affected by One-Time Events, with Comparable Net
Income Expansion Despite Economic Slowdown[] 5,285

4,214
Net Income (reported)
3,310
-22%

-12%

ROAE(1)

[] Comparable

22.4%

                                   21.1% 19.2%* 2Q12 3Q12 4Q12 1Q13 2Q13 19.1%
19.4%* []
[] [] 18.5%*
[] []

Net Income (comparable)

                              +20% 5,285
4,717 4,651
4,305 4,268 +2% 2Q12 3Q12 4Q12 1Q13 2Q13
3,891 4,214
3,310

4,143

2Q12 3Q12 4Q12 1Q13 2Q13

Source: Company filings CNBV GAAP
Notes: 1) Annualized net income divided by average equity 15  * ROAE excluding declared dividends from equity

Net Income (reported)

-22%
5,285
4,214
3,310
4,717
4,143
-12%
2Q12
3Q12
4Q12
1Q13
2Q13

Net Income (comparable)

+20%
5,285
4,305
4,268
4,717
4,651
+2%
3,891
4,214
3,310
4,562
4,143
2Q12
3Q12
4Q12
1Q13
2Q13

ROAE[1]

Comparable
22.4%
21.1%
19.1%
19.4%*
19.2%*
18.5%*
2Q12
3Q12
4Q12
1Q13
2Q13

Source: Company filings CNBV GAAP

Notes: 1) Annualized net income divided by average equity

* ROAE excluding declared dividends from equity

15

Santander

[] and Achieving Strong Efficiency and Healthy Capitalization Levels

Efficiency(1) Fees to Expenses(2)

+4.3 pp
-4.6 pp
39.5% 39.8% 39.2% 68.6%
               36.9% 66.2% 63.7% 65.6% 64.0% 34.9%

2Q12 3Q12 4Q12 1Q13 2Q13 2Q12 3Q12 4Q12 1Q13 2Q13

Core Capital and Capitalization

                                                  14.8% 15.6% 15.2% 14.6% 14.5%
Capitalization
14.3 14.2 14.

Core capital

2Q12 3Q12 4Q12 1Q13 2Q13

Source: Company Filings CNBV GAAP
Notes: 1) Annualized opex divided by annualized income before opex (net of allowances)
2) Annualized net fees divided by annualized opex (net of amortizations and depreciations) 16
1,2) Ratios slightly defer from the ones reported in 1Q13, due to the disaggregation of the asset management results to "profit from discontinued
operations"

… and Achieving Strong Efficiency and Healthy Capitalization Levels

Efficiency[1]

+4.3 pp
34.9%
36.9%
39.5%
39.8%
39.2%
2Q12
3Q12
4Q12
1Q13
2Q13

Fees to Expenses[2]

-4.6 pp
68.6%
66.2%
63.7%
65.6%
64.0%
2Q12
3Q12
4Q12
1Q13
2Q13

Core Capital and Capitalization

Capitalization
Core capital
14.6%
14.5%
14.8%
15.6%
15.2%
14.3
14.2
14.5
15.4
2Q12
3Q12
4Q12
1Q13
2Q13

Source: Company Filings CNBV GAAP

16

Santander

We Confirm Our Targets for the Three Year Period Ending 2015 Despite Lower
Anticipated Economic Growth in 2013

2013 - 2015
Focus on Strategic Business CAGR Target

* Consumer / Credit Cards [] ~20%* SMEs    [] ~30%* Mortgages    [] ~10%-12%

2013 - 2015
Focus on Risk, Efficiency and Profitability Target Range

* NPLs Ratio  1.5% - 2.2% * Efficiency 35.0% - 40.0% * ROAE ~ 20%

17

Focus on Strategic Business	2013 - 2015 CAGR Target
▪ Consumer / Credit Cards	Δ ~20%
▪ SMEs	Δ ~30%
▪ Mortgages	Δ ~10%-12%

Focus on Risk, Efficiency and Profitability	2013 - 2015 Target Range
▪ NPLs Ratio	1.5% - 2.2%
▪ Efficiency	35.0% - 40.0%
▪ ROAE	~ 20%

17

Santander

Supported by Strong Fundamentals in Mexico and a Solid Growth-Oriented Business
Strategy

Positive Economic Dynamics

* Reversal of economic slowdown starting in 2H13 * Reduced uncertainty in financial markets

* Pick up in public expenditures and approval of structural reforms * Solid macro fundamentals

Proven Strategy to Deliver Low-Risk Profitable Growth

* Disciplined organic and inorganic growth in core segments * Stringent cost control across the organization * Focused on strong asset quality and prudent risk management * Experienced and committed management team

Santander Mexico:
Best Bank in Mexico by Euromoney

18

Questions and Answers

Annexes

20

Consolidated

Income

Income from continui
Discontinued
--------------------
Consolidated net
Non-controlling
--------------------
Net income

Source: Company filings CNBV GAAP
  Millions of pesos

21

Consolidated Income Statement

Grupo Financiero Santander México
Consolidated Income Statement
Millions of Mexican Pesos

	2Q13	1Q13	2Q12	% Change	
				QoQ	YoY
Interest income	14,202	13,607	13,829	4.4	2.7
Interest expense	(5,303)	(4,971)	(5,435)	6.7	(2.4)
Financial margin	**8,899**	**8,636**	**8,394**	**3.0**	**6.0**
Allowance for loan losses	(3,348)	(2,804)	(1,994)	19.4	67.9
Financial margin after allowance for loan losses	**5,551**	**5,832**	**6,400**	**(4.8)**	**(13.3)**
Commision and fee income	3,650	3,822	3,421	(4.5)	6.7
Commision and fee expense	(598)	(604)	(660)	(1.0)	(9.4)
Net gain /(loss) on financial assets and liabilities	1,308	1,049	105	24.7	1,145.7
Othe operating income / (loss)	475	395	2,029	20.3	(76.6)
Administrative and promotional expenses	(5,314)	(5,288)	(4,535)	0.5	17.2
Total operating income	**5,072**	**5,206**	**6,760**	**(2.6)**	**(25.0)**
Equity in results of subsidiaries and associated companies	27	15	18	80.0	50.0
Income from continuing operations before income taxes	**5,099**	**5,221**	**6,778**	**(2.3)**	**(24.8)**
Income taxes	(831)	(552)	(1,511)	50.5	(45.0)
Income from continuing operations	**4,268**	**4,669**	**5,267**	**(8.6)**	**(19.0)**
Discontinued operations	(124)	48	19		
Consolidated net income	**4,144**	**4,717**	**5,286**	**(12.1)**	**(21.6)**
Non-controlling interest	(1)	0	(1)		
Net income	**4,143**	**4,717**	**5,285**	**(12.2)**	**(21.6)**

Source: Company filings CNBV GAAP
Millions of pesos

21

Santander

Consolidated Balance Sheet

Other

                                                  payables
Deferred revenues
Liabilities from
----------------------------------------------------------
Total liabilities
----------------------------------------------------------
Total stockholders[]e

Source: Company filings CNBV GAAP
  Millions of pesos

22

Consolidated Balance Sheet

	2Q13	1Q13	2Q12	% Change	
				QoQ	YoY
Cash and due from banks	84,994	102,461	77,019	(17.0)	10.4
Margin accounts	3,134	3,830	4,534	(18.2)	(30.9)
Investment in securities	219,869	201,150	262,863	9.3	(16.4)
Debtors under sale and repurchase agreements	8,906	21,148	4,827	(57.9)	84.5
Derivatives	72,042	94,565	87,859	(23.8)	(18.0)
Valuation adjustment for hedged financial assets	64	246	220	(74.0)	(70.9)
Total loan portafolio	365,360	352,267	338,905	3.7	7.8
Allowance for loan losses	(15,989)	(11,954)	(11,101)	33.8	44.0
Loan portafolio (net)	**349,371**	**340,313**	**327,804**	**2.7**	**6.6**
Other receivables (net)	69,356	72,699	55,640	(4.6)	24.7
Foreclosed assets (net)	126	136	196	(7.4)	(35.7)
Property, furniture and fixtures (net)	4,113	4,058	3,780	1.4	8.8
Long-term investment in shares	117	167	101	(29.9)	15.8
Deferred taxes (net)	14,672	11,049	8,424	32.8	74.2
Deferred charges, advance payments and intangibles	4,096	4,141	3,792	(1.1)	8.0
Other assets	175	169	196	3.6	(10.7)
Assets from discontinued operations	730	712	544	2.5	34.2
Total assets	**831,765**	**856,844**	**837,799**	**(2.9)**	**(0.7)**
Deposits	404,972	411,092	352,753	(1.5)	14.8
Bank and other loans	27,086	31,094	24,804	(12.9)	9.2
Creditors under sale and repurchase agreements	127,376	116,299	168,227	9.5	(24.3)
Collateral sold or pledged as guarantee	18,316	18,130	18,766	1.0	(2.4)
Derivatives	73,498	92,751	87,959	(20.8)	(16.4)
Other payables	77,766	83,789	88,567	(7.2)	(12.2)
Deferred revenues	919	1,011	1,096	(9.1)	(16.1)
Liabilities from discontinued operations	135	159	82	(15.1)	64.6
Total liabilities	**730,068**	**754,325**	**742,254**	**(3.2)**	**(1.6)**
Total stockholders' equity	**101,697**	**102,519**	**95,545**	**(0.8)**	**6.4**

Source: Company filings CNBV GAAP
Millions of pesos

22

Santander

Item 3

2Q.13 | Comprehensive Risk Management | 0

Grupo Financiero Santander México,

S.A.B. de C.V.

Complementary information for the Second Quarter of 2013,
in compliance with the obligation of reporting transactions with derivative financial instruments.

2Q.13 | Comprehensive Risk Management | 1

III. Qualitative and Quantitative Information

i.         Management of policies on the use of derivative financial instruments.

The policies of the Institution allow the use of derivative products for hedging and/ or trading purposes.

The main objectives of the transactions with these products are for hedging risks and maximization of profitability.

The Institution uses the following instruments:

Forwards

Futures

Options

Swaps

Swaptions

Depending of the portfolios, strategies to be implemented may be for hedging or trading purposes.

Trading markets:

Exchange-traded

Over the Counter

Eligible counterparties: domestic and foreign counterparties having internal approvals.

The appointment of calculation agents is carried out in the legal documents dully executed by the parties. For the valuation of the instruments, the prices published by authorized Suppliers of Prices are used.

The main terms or conditions of the agreements are based in international ISDA or the domestic standard agreement.

Specific policies on margins, collaterals and credit lines are detailed in the internal manuals of the Institution.

Comprehensive Risk Management

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by the institution for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of the institution and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk Management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of the institution, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to

2Q.13 | Comprehensive Risk Management | 2

the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of the institution, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk Management Committee and to the Board of Directors.

Market risk management consists in identifying, measuring, monitoring and controlling risks arising from fluctuations in the interest rates, FX rates, market prices and other risk factors in money markets, capital markets and derivatives markets in which the institution is exposed by its position.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and/or securities held to maturity. The main characteristic that identifies securities available for sale as such is their permanent nature and they are managed as a structural part of the balance sheet.  The institution has established provisions that all securities available for sale must fulfill, as well as adequate controls for assuring the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Portfolios for Trade

In order to measure the risk in a global approach, the methodology of Value at Risk (VaR) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

It is important to mention that a limitation of the historical simulation method is that the recent past will reproduce itself in the near-future.

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

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Management of Assets and Liabilities

Commercial banking activities of the institution generate important balance sheet amounts.   The Assets and Liabilities Committee (ALCO) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of the institutions, sensitivity to financial margin (NIM) and net worth value (MVE) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

Using simulation techniques, the predictable value of the financial margin and the net worth value are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios. As of June 2013:

MM MXP	Sensitivity 1% NIM			Sensitivity 1% MVE
Bank and Brokerage	Total	Derivatives	Non Derivatives	Total	Derivatives	Non Derivatives
Balance MXN GAP	965	82	883	- 2.405	1,003	- 3,408
Balance USD GAP	4	- 3	8	- 0	- 51	50

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in variable interest, open foreign currency positions, sensitivity of financial margin and sensitivity of net worth  value.

Liquidity Risk

Liquidity risk is related to the ability of the institution to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

The institution carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial.    Liquidity Risk is limited in terms of an accrued liquidity level during one month and in terms of a stipulated liquidity ratio.

Liquidity Gap

The following table shows the liquidity GAP of different maturities as of June, 2013:

Millions of MXP	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	< 5Y

Structural GAP	97,830	-4,905	63,271	-11,635	-16,226	30,310	13,049	25,417	-11,772	10,322
Non Derivatives	96,681	-4,777	63,362	-10,613	-14,959	30,286	12,723	24,754	-13,942	9,847
Derivatives	1,150	-128	-91	-1,023	-1,267	24	327	663	2,170	475

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Credit Risk

Management of credit risk of the Institution is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in the institution is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, institutions and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a specific solvency or rating system with a related probability of default that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for the institution. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

The institution has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default. The system allows the calculation of the probability for the different loans portfolios:

a.
The probability of default (PD) for “No Retail” portfolios is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basel Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (LGD) and “Exposure at Default” (EAD) stipulated in Basel, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (PE) is calculated as follows:

Expected Loss  = Probability of Default  x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

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Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk the Institution assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Kondor Global Risk (KGR) system, which informs the credit line available with any counterparty, in any product of the financial markets as well as the maximum term approved.

For the control of the counterparty lines the Equivalent Credit Risk (REC) is used. REC is an estimate of the potential loss if the counterparty stops complying with its payment obligations.  REC takes into account ratios per product for measuring the potential risk and includes the current exposure with each counterpart; in consequence, REC varies depending on the type of product and term of transaction.

Equivalent Credit Risk (REC) is defined as the amount the Bank may loss in transactions with active clients if such client does not comply with his/her obligations. A position measured via REC may be constituted by several individual transactions, in different products and different maturity dates, and the total REC for each transaction represents the global position with each counterpart.

Equivalent Credit Risk (REC) is an estimate of the amount the Institution may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for the institution, and it is measured as the market value (mark to market) of the transaction (MtM).

In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (RPA), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors.  Gross Equivalent Credit Risk considers all the definitions previously described, excluding credit risk reduction because of netting or because of collateral agreements.

For the calculation of Net REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once the institution has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non-authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutions Banking, Large Enterprises Unit, Project Finance.

Net Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of the Institution as of the end of June, 2013, is concentrated in 91.96% in the Sovereign Risk segment, Development Banking and Financial Institutions; 7.50% in the Corporate segment; 0.54% in the Companies segment.

Maximum Gross Equivalent Credit Risk of the lines of Counterparty Risk of the Institution at the end of June 2013 which it is related to derivatives transactions was 9,578 million USA Dollars.  According to the type of the derivative,

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was 5,564 million USA Dollars Gross REC related to interest rate derivatives, 3,880 million USA Dollars Gross REC related to foreign exchange derivatives, 3 million USA Dollars Gross REC related to fixed income derivatives and 131 million USA Dollars Gross REC related to equity derivatives.

The quarterly average of the Net Equivalent Credit Risk of the lines of Counterparty Risk and Issuer Risk of the Institution, for the period April-June, 2013 was 21,639.09 million USA Dollars Net REC in the Sovereign Risk, Development Banking and Financial Institutions segment; 1,824.79 million USA Dollars Net REC in Corporate segment; 128.69 million USA Dollars Net REC in the companies segment.

The Expected Loss of the Institution at the end of June, 2013, is concentrated in 30.23% in the Sovereign Risk, Development Banking and Financial Institutions segment; 59.49% in the Corporate segment; 10.28% in the Companies segment.

The quarterly average of the Expected Loss of the lines of Counterparty Risk and Issuer Risk of the Institution, for the period April-June 2013 was 2.87 million USA Dollars in the Sovereign Risk, Development Banking and Financial Institutions segment; 6.62 million USA Dollars in Corporate segment; 0.92 million USA Dollars in the companies segment.

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom the institution has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Gross Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties, which consists on Net Equivalent Credit Risk.

Considering total received collateral at the end of June 2013, 85.15% is concentrated on cash collateral and 14.85% consisted on negotiable debt obligations issued by the Government of the United Mexican States.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, the institution has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against the institution and the application of fines, with respect to the transactions carried out by the Institution.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against the Institution and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of the Institution.

The Institution has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

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Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by the Institution are approved by the Local Committee for New Products (CLNP) and by the Global Committee for New Products (CGNP). Those products or services that are modified or extended with respect to their original approval must be approved by the CLNP and, depending of their relevance, the CGNP must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

The Institution is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

ii.   General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.   Methodology of Valuation

1)	For trading purposes

a)	Organized Markets
Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)
Derivative financial instruments with optionality.
In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, Monte Carlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality. The valuation technique is to obtain the present value of the estimated future flows.

In all cases, the Institution carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	For hedging purposes

In the performance of its commercial banking activities, the Institution has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates.  The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Institution achieves such hedge.

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An accounting hedge is defined as a transaction that complies with the following conditions:

a. A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b. The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of the Institution performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.      In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.      In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

The Institution ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when the Institution decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.         Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Shares

Baskets of shares and stock indexes.

C.         Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

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iii.      Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

iv.      Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the second quarter of 2013, the Institution has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During 2Q 2013, the number or expired derivative financial instruments and closed positions was as follows (not audited):
Description	Maturities	Closed Positions

Caps and Floors	310	7
Equity Forward	5	18
OTC Equity	880	64
OTC Fx	710	276
Swaptions	25	17
Fx Forward	930	59
IRS	2035	1695
CCS	63	13
FWD Bond	2	0

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.
During the 2Q 2013, there were no defaults by counterparties.

IV. Sensitivity Analysis

i.           Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (delta EQ)”

The EQ delta shows the change in the portfolio's value in relation to changes in the prices of equities.

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The EQ delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (delta FX)

The FX delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (VEGA)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset(the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (Rho)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio.

SENSITIVITY ANALYSIS
(Data in Million MX$)

Total rate sensitivity
	MXP	OTHER CURRENCIES
Sens. a 1 Bp	-3.33	-0.74

Vega Risk factor
	EQ	FX	IR
Total	4.53	-0.46	-3.37

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	2.98	4.98

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of the institution with respect to risk factors.

ii.       Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of the Institution.

•
Probable scenario: This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments.  Specifically:

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o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (EQ) were decreased in a standard deviation.

•	Possible scenario: Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario: under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

iii.      Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of the institution, in millions of pesos for each stress scenario:

Summary of Stress Test Analysis
Amounts in Million Mx$

Risk Profile	Stress all factors
Probable scenario	-35
Remote scenario	-1,646
Possible scenario	-612